Exhibit I

Testing the Waters Information

Common Owner

This offering page is for gauging interest, and is not currently accepting investments. Please review the "Testing The Waters" Disclosure below.


PARKING

Van Ostrande-Radliff House Rehabilitation

Albany, NY

$30.1k - $67.5k in potential investor interest*

Reg CF

$750,000 Funding Goal

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. This document and the referenced offering page is for gauging interest only, and is not currently accepting investments. No money or other consideration is being solicited, and if sent or committed, will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and then, only through Common Owner's platform. Any indication of interest involves no obligation or commitment of any kind. Investment involves a high degree of risk, you should be prepared to lose some or all of the money you invest. Do not invest more than you can afford to lose. Any estimated results of future operations are just that, estimates. They are based on current conditions and our assumption of future events and, as such, are subject to change. The actual result of any investment is likely to differ from these estimates, possibly by a large amount. Neither we nor anyone else guaranties the results reflected in such estimates and investors should not give them undue weight.

*Potential Investor Interest does not reflect a commitment to invest

Common Owner CF LLC acting as intermediary

Offering Details | Updates 0

About The Project


OLDEST BUILDING
ALBANY

Built in 1728, the Van Ostrande-Radliff House is one of a handful of Dutch urban buildings to survive in America and is documented to be the oldest building in Albany. This building is an important piece of America's Dutch history and a rare and tangible link to one of the country's earliest urban settlements. It demonstrates the type of early Dutch framing and construction that was prevalent in and around Albany, from the mid-seventeenth century until around the close of the French and Indian War in 1763. While some Dutch buildings from this period have been photographically documented, only two Dutch buildings remain in Albany: the Van Ostrande-Radliff House and Quackenbush House, now the Olde English Pub.

The Van Ostrande-Radliff House is currently vacant with no heat, no water, limited electricity, plywood exterior walls, and pigeons for tenants. It has no use other than Historic Albany's monthly First Friday tours and special events.



Historic Albany is rehabilitating this important structure and taking it from vacant and hidden to actively used and shining for the world to see.

Historic Albany is restoring the exterior of the original Dutch house so it appears as it did in 1728 when constructed, as well as rehabilitating the industrial additions so they can be used once more.



Once complete, Historic Albany will be a tenant in the building, housing the Architectural Parts Warehouse, the Capital Region's beloved salvage shop, HAF's administrative office, and a classroom space for Historic Albany's full schedule of educational programming including: lectures, DIY workshops making art, decor, and furniture out of architectural salvage, DIY restoration activity workshops, the annual Restoration Faire. It will also house a satellite of their Tool Lending Library.






Plumbing

Why Invest?

This project is a direct investment into 300 years of Albany and early American history, connecting investors to the most dynamic and influential cultural heritage projects in the capital city

It will expose the Van Ostrande-Radliff House to the streetscape once again and turn this vacant downtown building into a bustling hub of activity

It will create an easily accessible attraction for Albany County's 4,300 daily cultural tourists

This project will create a center for Albany's 25,000 historic property owners to get guidance, expertise, and house parts they need to maintain, repair, and restore their properties

It is the beginning of a multi-billion dollar investment in revitalizing the "parking lot district" in Downtown Albany, an REDC and NYS priority



Meet the Building

The house was built in 1728 for alderman Johannes Van Ostrande. Johannes was the fourth generation of his family to be born in North America with his ancestors coming to New Amsterdam on one of the earliest ships in 1624. His home was a modest, but comfortable one, designed in the urban style as could be found throughout Albany, Schenectady, and Manhattan.


LEATHER.
JARED HOLT.
JARED & C.B. HOLT.


GEO T STONEMAN
TO LET

The building underwent a growth every 50-70 years getting wider, taller, and deeper with each new owner and new use. The house was actively lived in until 1855. Its last resident was Jared Holt who patented his revolutionary stitching wax in the large brick addition he constructed behind his home. When Jared's wife passed away in 1855 he moved and his leather goods business took over the entire building.

In the late 19th century it became an industrial hub when George T. Stoneman began manufacturing his Albany knit neckties in the building's larger additions.


EQUIPMENT
MODERNISTIC EQUIPMENT
TABLES
CHAIRS
COFFEE URNS
BACK BARS
STEAM TABLES
BOOTHS
SHOW CASES
48 SAUL EQUIPMENT
NEW & USED
TAVERN
METROPOLITAN
#50-52 HUDSON AVE
7/6/38

In the 20th century it became home to a variety of shops from Kibbe's Candies and Templeton's Biscuits to Saul's Equipment Supply where generations of Albany's residents purchased their canners, stock pots, and pans for Sunday roasts.

Saul's Equipment Supply closed in 1996 leaving the building vacant. It was nearly taken by eminent domain and demolished in the early 2000s to make way for the convention center that was later constructed closer to the Capitol.

Historic Albany Foundation acquired the building in 2013 and has brought the community through its doors again through a variety of events from free First Friday open houses and archaeology tours to winter makers markets and so much more.









What Makes This Building Special

When the settlement that became the capital city of New York was originally developed, Albany was a small bustling trading village. Its streets were full of little brick and wooden houses that looked just like the Van Ostrande-Radliff House. As one of the oldest settlements in the United State, dating back to 1624, Albany is to be celebrated as part of our country's earliest history.

The Van Ostrande-Radliff is one of two buildings left that can tell this story. This building is a witness to nearly 300 years of American history. It heard Benjamin Franklin present the Albany Plan of Union, one of our nation's first baby steps, just around the corner. It met John Wilkes Booth when he performed at the New Gaiety across the street in 1861. It listened to the 1912 World Series radio broadcast with hundreds of Albanians gathered next to it in Liberty Park. It narrowly escaped the destruction of many downtown businesses during riots and protests during the Black Lives Matter protests. **This is Albany's House!**

Project Sponsor: Historic Albany Foundation

Since 1974, Historic Albany Foundation has been the capital city's primary advocate for Albany's neighborhoods, smart development initiatives, and urban growth through historic preservation. We preserve and protect the built environment through education, technical services, advocacy, and the operation of the Architectural Parts Warehouse.

Each year we assist hundreds of historic property owners to maintain, rehabilitate and restore their properties. This involves hosting a full schedule of varied and engaging programs ranging from bike tours supporting local businesses, stoop strolls creating a pride of place, and restoration fairs connecting property owners with the people and professionals who know how to take care of their homes.



Come take a look!

Tour season is officially open!

Historic Albany hosts free First Friday tours monthly from 5:30-6:30. We will also be hosting a series of lectures and tours focused on the current archaeological dig at 48 Hudson and the building's past owners. Check Historic Albany's Facebook page or calendar for a full tour schedule and the sign up link to reserve a spot.

We will also be hosting private tours for interested investors, so be sure to reach out to Cara at cmacri@historic-albany.org to set up a time to take a tour.

In the meantime, take a peek on Historic Albany's virtual tour here

This Just In!

There are always fun and new things happening at 48 Hudson and the Van Ostrande-Radliff House. Check this section and our blog here for updates on what's going on.

Tax Credit Workshop!

If you've been checking out this page and have questions, we are hosting a workshop via zoom on Wednesday, May 3rd at 5:30 to answer them. Register here to let us know you're joining the conversation and get the link!

April 27, 2023

Historic Albany Foundation is pleased to announce that it has received two grants totalling $1.7 million dollars to restore the oldest house in Albany, the Van Ostrande-Radliff House (the oldest house in Albany) located at 48 Hudson Avenue in downtown Albany.

HAF has been awarded a $500,000 National Endowment for the Humanities Infrastructure and Capacity Building Challenge Grant. HAF was one of twenty-four recipients, just ten in New York State, who can leverage federal funds to spur non federal support for capital construction and renovation projects and physical and digital capacity-building at cultural institutions, including 48 Hudson Avenue. HAF has already received the matching non federal funds through a previously announced $500,000 grant from the New York State Parks, Recreation and Historic Preservation. The National Endowment for the Humanities (NEH) is an independent federal agency created in 1965. It is one of the largest funders of humanities programs in the United States. NEH grants typically go to cultural institutions, such as museums, archives, libraries, colleges, universities, public television, and radio stations, and to individual scholars.

In Addition, HAF has received a $1,226,000 grant through the New York State Council on the Arts Infrastructure and Capacity Building program. NYSCA's Capital Projects Fund focuses on supporting cultural institutions seeking state funding for investments in capital improvements that allow the organizations to sustain and expand cultural programming for diverse audiences, promote accessibility and environmental sustainability, preserve and create jobs, and ultimately contribute to the growth of New York's arts and tourism sectors. HAF was eligible to apply for these funds as a recipient of NYSCA's annual general operating support.

Board president Matt Malette stated, “I am so very pleased that Historic Albany Foundation has received a $500,000 grant from the National Endowment for the Humanities (NEH) but also a $1,226,000 grant from the New York State Council on the Arts (NYSCA) to aid in the restoration of 48 Hudson Avenue, the oldest remaining building in the city of Albany. Knowing how incredibly difficult it is to win, not one, but both of these grants shows a great amount of dedication and determination from members of our staff and board that I'll be forever thankful for. It also sends an incredible vote of confidence from both the state and federal levels of government that they believe that this urban jewel is also worth saving. We are beyond honored and humbled to be able to continue one of the largest projects in Historic Albany's near-50-year history”

FAQ

Coming Soon!

How the Historic Tax Credits work

By being listed on the National Register and completing a substantial rehabilitation, 48 Hudson is expected to earn federal and New York State historic tax credits. The federal tax credit is equal to 20% of rehabilitation expenses (taken at 20% per year over 5 years), while the New York state historic tax credit is equal to 20-30% of qualified rehabilitation expenditures, depending on Project Size. The New York State credit is refundable, and earned in its entirety the year the project is placed in service, meaning that taxpayers are eligible for a refund if their New York State tax credits exceed their tax liability. Projects need to get their design approved by the State Historic Preservation Office and the National Park Service, but nearly all hard costs and many soft costs (ie: architecture, engineering, consulting) related to the renovation are qualified rehabilitation expenditures for purposes of both tax credits.

These credits are only earned after construction is completed. In many cases, developers will admit investors better positioned than themselves to use the Federal income tax credit, as members of the partnership (tax credits can only be passed through to equity owners in an LLC or partnership). This investment to monetize the tax credits, together with additional sources of bridge and/or construction financing helps to get the project through the construction completion.

As an investor in this offering, you will receive your distributive share (based on your investment amount) of any tax credits actually earned by the Issuer. Notably, after 5 years following placement in service, the interest in the Issuer will be reallocated and your interests will be reduced to 10% of their original amount. You will then have an option to require the Issuer to repurchase your interests, known as a "Put" option, for the lesser of 5% of your original investment or the fair market value of the interests at such time.

The Federal historic tax credit is distributed over a five-year period, and is a dollar-for-dollar reduction in tax on certain types of income. After the application of tax losses this typically impacts passive (ie: rental and similar income and some active income for electing real estate professionals under code section 469(c)(7)(A), in certain cases. Even if you cannot use the entirety of the federal historic tax credits in those five-years however, the credits can be carried forward up to twenty years (and back one year, via an amended return) so you may be able to utilize it for its full value at some point in the future.

Documents

HAF - Pitch Deck - Testing the Waters.pdf

Sample Investor Profiles.pdf

Primer - C-Corporation by Reimagine Fund.pdf

Links, Disclosures, and Disclaimers by Reimagine Fund.pdf

Primer - Real Estate Investor by Reimagine Fund.pdf

Primer - Community Investor by Reimagine Fund.pdf

HAF - Pitch Deck - Testing the Waters.pdf

Comments & Questions

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regarding the appropriateness of a particular opportunity for any particular investor. We are not investment advisers. Investors must make their own investment decisions, either alone or with their personal advisors. Real estate can be risky and unpredictable. For example, many experienced, informed people lost money when the real estate market declined in 2007-8. Time has shown that the real estate market goes down without warning, sometimes resulting in significant losses. Some of the risks of investing in real estate include changing laws, including environmental laws; floods, fires, and other Acts of God, some of which can be uninsurable; changes in national or local economic conditions; changes in government policies, including changes in interest rates established by the Federal Reserve; and international crises. You should invest in real estate in general, and in the opportunities listed at the Site in particular, only if you can afford to lose your investment and are willing to live with the ups and downs of the real estate industry.

Neither the Securities and Exchange Commission, FINRA, any state agency, nor any other person has reviewed the investment opportunities listed on the Site.

Issuers seeking to raise capital using SEC Rule 506(c) might provide financial projections for some of the investment opportunities listed on the Site.

Issuers seeking to raise capital using Regulation Crowdfunding will not provide financial projections, but might provide estimated results of future operations.

Any financial projections (in the case of offerings under Rule 506(c)) or estimated results of future operations (in the case of offerings under Regulation Crowdfunding) are only estimates, based on current conditions and the Issuer's current assumptions about future events. The actual result of any investment is likely to be different than the original projections or estimates, possibly by a large amount. Neither we nor anyone else guaranties the results reflected in projections or estimates and investors should not give them undue weight.

Thank you for using the Site. If you have questions, please contact us at info@commonowner.com.


48 HUDSON
THE VAN OSTRANDE-RADLIFF HOUSE
ALBANY, NY
c. 1728
HISTORIC ALBANY FOUNDATION

Van Ostrande-Radliff House
48 Hudson Ave | Albany, NY



Contents

Van Ostrande-Radliff House
Executive Summary

Historic Albany Holdings II LLC (the "Project Entity") has been formed for the purpose of investing in the **Van Ostrande-Radliff House, the oldest building in the City of Albany**. The building consists of two main components: a Dutch house, the primary structure constructed in 1728 and one of only two Dutch buildings left from the original Dutch settlement of Albany (then Beverwyck), and two industrial additions.

The Project Entity will lease the property and Historic Albany Foundation (the "Developer") will develop it. The currently vacant Van Ostrande-Radliff House is a 7,180 sqft building in the heart of Downtown Albany. When developed the property will contain an office (836 sqft) and one classroom (675 sqft) for Historic Albany, as well as a retail space (3,123 sqft) for the Capital Region's beloved architectural salvage shop, the Architectural Parts Warehouse.

This project is located within the largest parcel of developable land in Downtown Albany and will be the first of billions of dollars invested in this portion of Downtown. This project will utilize Federal and State historic tax credit equity, utility grants, Federal and State preservation grants, and crowdfunded equity for financing.


BUILDING
IN
ALBANY
1728
48 HUDSON AVENUE
www.historic-albany.org

Project Snapshot

Property Summary	
Address	48 Hudson Avenue, Albany New York 12207
County	Albany
Market	Albany/Capital Region
Building SF	7,810
Uses	Office | 1,511
	Retail | 3,123

Investment Summary	
Min-Max Equity	Gauging Interest
Minimum Investment	Gauging Interest
Price per HTC federal	TBD
Price per HTC NYS	TBD



Why Invest?

This project is a direct investment into **300 years of** Albany and **early American history**, connecting investors to the most **dynamic** and **influential** cultural heritage projects in the capital city

It will expose the Van Ostrande-Radliff House to the streetscape once again and turn this vacant downtown building into a **bustling hub of activity**

It will create an **easily accessible attraction** for Albany County's **4,300 daily cultural tourists**

This project will create a **center for** Albany's **25,000 historic property owners** to get guidance, expertise, and house parts they need to maintain, repair, and restore their properties

It is the **beginning** of a **multi-billion dollar investment** in revitalizing the "parking lot district" in Downtown Albany, an REDC and NYS priority

Project Sponsor - Historic Albany Foundation

Since 1974, Historic Albany Foundation has been the capital city's primary advocate for Albany's neighborhoods, smart development initiatives, and urban growth through historic preservation. We preserve and protect the built environment through education, technical services, advocacy, and the operation of the Architectural Parts Warehouse.

Each year we assist hundreds of historic property owners to maintain, rehabilitate and restore their properties. This involves hosting a full schedule of varied and engaging programs ranging from bike tours supporting local businesses, stoop strolls creating a pride of place, and restoration fairs connecting property owners with the people and professionals who know how to take care of their homes.



Project Overview – The Site

The Van Ostrande-Radliff House is situated on Hudson Avenue between the MVP Area on South Pearl Street and Broadway's commercial corridor. It sits alone in the largest developable parcel of land often referred to as the "parking lot district" or former convention center site. Its redevelopment is a high priority for the City of Albany and New York State, being included as a priority in the Regional Economic Development Council's 2015 Upstate Revitalization Initiative.


West Capitol Park
State St
Hawk St
Lancaster St
Lafayette Park
New York State Capitol
Academy Park
East Capitol Park
Park St
The Egg
Howard St
Empire State Plaza
Eagle St
Corning Tower
20
Market St
Beaver St
Times Union Center
Jack's Oyster Hou
Cathedral of the
Immaculate Conception
Hudson Ave
SUNY Administration
Plaza park
Green St
Division St
Van Zandt St
Grand St
New York State
Executive Mansion
Elm St
Liberty St
Bleecker Pl
Philip St
Wilbur St
Madison Ave
Hudson River
787
VAN OSTRANDE-
RADLIFF HOUSE
48 HUDSON AVENUE
ALBANY, NY 12207

Project Overview – Meet the Building


LEATHER.
JARED HOLT.
JARED & C.B. HOLT.

The house was built in 1728 for alderman Johannes Van Ostrande. Johannes was the fourth generation of his family to be born in North America with his ancestors coming to New Amsterdam on one of the earliest ships in 1624. His home was a modest, but comfortable one, designed in the urban style as could be found throughout Albany, Schenectady, and Manhattan.

The building underwent a growth every 50-70 years getting wider, taller, and deeper with each new owner and new use. The house was actively lived in until 1855. Its last resident was Jared Holt who patented his revolutionary stitching wax in the large brick addition he constructed behind his home. When Jared's wife passed away in 1855 he moved and his leather goods business took over the entire building.


GEO. T. STONEMAN.
TO LET

In the late 19th century it became an industrial hub when George T. Stoneman began manufacturing his Albany knit neckties in the building's larger additions.

In the 20th century it became home to a variety of shops from Kibbe's Candies and Templeton's Biscuits to Saul's Equipment Supply where generations of Albany's residents purchased their canners, stock pots, and pans for Sunday roasts.


EQUIPMENT
CHAIRS
METROPOLITAN
#50-52 HUDSON AVE
7/6/38

Project Overview – Meet the Building



Saul's Equipment Supply closed in 1996 leaving the building vacant. It was nearly taken by eminent domain and demolished in the early 2000s to make way for the convention center that was later constructed closer to the Capitol.

Historic Albany Foundation acquired the building in 2013 and has brought the community through its doors again through a variety of events from free First Friday open houses and archaeology tours to winter makers markets and so much more.





Project Overview - What Makes The Building Special | 11


POTTER
08

When the settlement that became the capital city of New York was originally developed, Albany was a small bustling trading village. Its streets were full of little brick and wooden houses that looked just like the Van Ostrande-Radliff House. As one of the oldest settlements in the United State, dating back to 1624, Albany is to be celebrated as part of our country's earliest history.

The Van Ostrande-Radliff is one of two buildings left that can tell this story. This building is a witness to nearly 300 years of American history. It heard Benjamin Franklin present the Albany Plan of Union, one of our nation's first baby steps, just around the corner. It met John Wilks Booth when he performed at the New Gaiety across the street in 1861. It listened to the 1912 World Series radio broadcast with hundreds of Albanians gathered next to it in Liberty Park. It narrowly escaped the destruction of many downtown businesses during riots and protests over the years. **This is Albany's House!**

Project Overview – Project Description



The Van Ostrande–Radliff House is currently vacant with no heat, no water, limited electricity, plywood exterior walls, and pigeons for tenants.

Historic Albany is restoring the exterior of the original Dutch house so it appears as it did in 1728 when constructed, as well as rehabilitating the additions to their former glory.

Once complete, Historic Albany will be a tenant in the building. The Architectural Parts Warehouse, the Capital Region's beloved salvage shop, will have retail space on the first floor and an administrative office with program space will be on the upper floors. The program space will host Historic Albany's full schedule of educational programming including: lectures, DIY workshops making art, decor, and furniture out of architectural salvage, DIY restoration activity workshops, the annual Restoration Faire, and a satellite of their new Tool Library.

Project Overview – Construction Activities



Historic Albany is restoring the exterior of the Dutch house: recreating missing features and reseating the original roof based on physical clues left within the building. The interior of the Dutch house will be repaired to meet current codes, but left with the authentic material exposed and not hidden behind new finishes.

Improvements will include: new roofs, repointing, floor holes filled in, new heating, water, electrical, elevator installation, fixed stairs, and fire suppression systems. All of this will be done so that the building retains its industrial feel while being brought up to code so it can be used again.





PROVIDE MEMBRANE ROOFING, 4" RIGID INSULATION AND SHEET METAL FLASHING.
RECONSTRUCT BRICK CHIMNEY.
PROVIDE WOOD SIDING AT WAREHOUSE CONNECTOR.
PROVIDE (5) WOOD WINDOWS.
RECONFIGURE TIMBERFRAME ROOF STRUCTURE AND ROOF SHEATHING.
PROVIDE TIMBER GUTTER WITH SHEET METAL LINER AND IRON BRACKETS.
PROVIDE STAMPED ORNAMENTAL SIDING AND ASSOCIATED SHEET METAL FLASHING.
PROVIDE WOOD DOOR AND FRAME. PREPARE AND PAINT.
PROVIDE WOOD DUTCH DOOR, FRAME AND TRANSOM. PREPARE AND PAINT.
PROVIDE STONE STEPS.
PHASE III
PROVIDE ACCESSIBILITY
PHASE II
RESTORE 1728 HOUSE
1
SD200
NORTH ELEVATION
SCALE 1/4" = 1' - 0"



PROVIDE (10) WOOD WINDOWS AND FRAMES.
RECONSTRUCT BRICK CHIMNEY.
CLEAN AND REPOINT BRICK WALL.
PROVIDE WOOD DOORS AND FRAME. PREPARE AND PAINT.
PHASE III
PROVIDE ACCESSIBILITY
2
SD200
SOUTH ELEVATION
SCALE 1/4" = 1' - 0"



NOTES:
1. BOLD NOTES ARE PHASE III
PROVIDE MEMBRANE ROOFING, 4" RIGID INSULATION AND SHEET METAL FLASHING.
RECONSTRUCT BRICK CHIMNEY.
PHASE III PROVIDE ACCESSIBILITY
PHASE II RESTORE 1728 HOUSE
PROVIDE STAMPED METAL ORNAMENTAL SIDING AND ASSOCIATED SHEET METAL FLASHING.
PROVIDE WOOD OVER-HEAD DOOR. PREPARE AND PAINT.
REMOVE DAMAGED BRICK AND UNSOUND MORTAR. PROVIDE NEW BRICK TO MATCH EXISTING ADJACENT THIS AREA.
PROVIDE BRICK-PAVED RAMP WITH HANDRAIL.
1 SD201 EAST ELEVATION SCALE 3/16" = 1'-0"
PROVIDE ROOFTOP HVAC CONDENSERS.
PROVIDE MEMBRANE ROOF, 4" RIGID INSULATION AND ASSOCIATED SHEET METAL FLASHING.
CLEAN AND REPOINT BRICK WALL.
PROVIDE BRICK INFILL AT EXISTING WINDOW OPENING TO MATCH EXISTING ADJACENT FACE BRICK.
PROVIDE WOOD DOORS AND FRAME. PREPARE AND PAINT.
2 SD201 WEST ELEVATION SCALE 3/16" = 1'-0"
DRAFT – NOT FOR CONSTRUCTION
SD201
EAST & WEST ELEVATIONS
John G. Waite Associates Architects PLLC
VAN OSTRANDE HOUSE
48 HUDSON
SCHEMATIC DESIGN
AS NOTED
2021-17R
PH
01-12-2021
SD201



GENERAL FINISH NOTES
BASMENT FLOOR PLAN
SCALE 3/16" = 1'-0"
FIRST FLOOR PLAN
SCALE 3/16" = 1'-0"
PHASE III PROVIDE ACCESSIBILITY
PHASE II RESTORE 1728 HOUSE
MECHANICAL
BASEMENT
STOCK ROOM
STORE
ELEVATOR
ADA RESTROOM
STAIR
HALL
APPROXIMATE PROPERTY LINES.
PROVIDE WOOD DOORS.
PROVIDE SKYLIGHTS ABOVE. TYPICAL (2).
PROVIDE WOOD OVERHEAD DOOR.
PROVIDE 3,500LBS MACHINE ROOMLESS ADA COMPLIANT ELEVATOR.
REPLACE EXISTING WATER SERVICE.
EXISTING ELECTRICAL SERVICE PANEL.
EXISTING SEWER PIPING TO REMAIN.
RE-SET SALVAGED WOOD COLUMN.
PROVIDE BRICK-PAVED RAMP WITH HANDRAIL.
PROVIDE NEW ACCESSIBLE ENTRANCE.
LEGEND
DRAFT – NOT FOR CONSTRUCTION
SD100
BASMENT & FIRST FLOOR PLANS
John G. Waite Associates Architects
VAN OSTRANDE HOUSE
48 HUDSON
SCHEMATIC DESIGN
AS NOTED
2021-17R
PH
01-12-2021


GENERAL FINISH NOTES
1. CLEAN ALL EXPOSED BRICK WALLS. PREPARE AND PAINT.
2. EXPOSED STRUCTURE CEILINGS EXCEPT AT RESTROOMS.
3. REPAIR WOOD FLOORING. USE SALVAGED FLOORING.
4. PROVIDE PAINTED GYPSUM WALLBOARD FINISH AT ALL NEW PARTITIONS.
5. PROVIDE WOOD STAIRS WITH METAL HANDRAILS.
6. PROVIDE LINOLEUM FLOORING AT RESTROOMS AND PANTRY.
7. USE SALVAGED DOORS, HARDWARE, AND PLUMBING FIXTURES PROVIDED BY OWNER.
8. PROVIDE 1 HOUR RATED WOOD DOORS AND FRAMES AT STAIRS.
GENERAL SYSTEM NOTES
1. PROVIDE SPRINKLER SYSTEM WITH EXPOSED AND PAINTED PIPING THROUGHOUT.
2. PROVIDE EXPOSED DUCT HVAC SYSTEM.
3. PROVIDE ELECTRICAL SYSTEM IN EXPOSED METAL CONDUIT EXCEPT CONCEALED AT NEW PARTITIONS.
NOTES:
1. BOLD NOTES ARE PHASE II
PHASE III PROVIDE ACCESSIBILITY
PHASE II RESTORE 1728 HOUSE
PROVIDE SALVAGED VERTICAL BOARD FINISH AT EXTERIOR FRAME WALLS.
PROVIDE (5) WOOD WINDOWS AND FRAMES.
LECTURE HALL 773 SQFT 120 PEOPLE
CONFERENCE ROOM 630 SQFT 5 PEOPLE
48'-0" TRAVEL DISTANCE
SERVING PANTRY
ELEVATOR
ADA RESTROOM
STAIR
PROVIDE NEW WOOD WINDOW AND FRAME.
PROVIDE MECHANICAL UNIT IN LOFT ABOVE. PROVIDE EXPOSED SUPPLY DUCKS AT CEILING THROUGHOUT.
1 SD101 SECOND FLOOR PLAN SCALE 3/16" = 1'-0"
PROVIDE SKYLIGHT IN HISTORIC OPENING ABOVE.
PROVIDE (2) WINDOWS AND FRAMES.
PROVIDE (5) WOOD WINDOWS.
OFFICE 920 SQFT 7 PEOPLE
53'-0" TRAVEL DISTANCE
CLOSET
ATTIC OPEN TO BELOW
PROVIDE (2) WINDOWS.
MECHANICAL UNIT IN LOFT ABOVE. PROVIDE EXPOSED SUPPLY DUCKS AT CEILING THROUGHOUT. PROVIDE ACCESS LADDER AND ROOF HATCH.
2 SD101 THIRD FLOOR PLAN SCALE 3/16" = 1'-0"
LEGEND
PROVIDE NEW FRAMED PARTITION WITH GYPSUM WALL BOARD FINISH.
PROVIDE 1 HOUR RATED FRAMED PARTITION WITH GYPSUM WALL BOARD FINISH.
PROVIDE NEW BRICK WALL.
BRICK NOGGING WOOD SIDING.
ADA MANEUVERING CLEARANCE
DRAFT — NOT FOR CONSTRUCTION
SD101
SECOND & THIRD FLOOR PLANS
John G. Waite Associates, Architects PLLC
VAN OSTRANDE HOUSE
48 HUDSON
SCHEMATIC DESIGN
SCALE AS NOTED
PROJECT NO. 2021-178
DATE 01-12-2021
SD101

Project Overview – Schedule & Costs

Milestone	Anticipated Delivery Date
Financing Closing	4Q 2022 ✓
Part 2 Submission	1Q 2023
Construction Start	3Q 2023
Construction Completion	4Q 2024
Stabilization	1-2Q 2025
HTC Recapture Period Expires	4Q 2028



Soft Costs
$285,178
0% Acquisition $0
0% Developer Fees $0
9%
91%
Hard Costs
$2,762,687

Acquisition – Acquisition is not a part of this project
Hard Costs – Include the costs of construction and construction contingency
Soft Costs – Include design fees, financing fees, professional fees, required reserves, and soft cost contingency
Developer Fee – There is no fee paid to the developer in this project.

Development Structure


Historic Albany Foundation, Inc.
A 501(c)(3) tax-exempt organization
(100%)
CF Investor #1
(20%)
CF Investor #2
(40%)
CF Investor #3*
(60%)
HAF to expend grant funds rehabilitating building
HAF Albany MM, Inc.
(Managing Member)
168(h) election
HAF Albany Investor LLC
(Investor Member)
99%
Historic Albany Foundation, Inc.
A 501(c)(3) tax-exempt organization
(Fee owner)
Conveyance of Building (Capital Lease/Ground Lease)
48 Hudson Albany LLC
(Leasehold owner)
Reimbursement Agreement
Development agreement
Leases
Historic Albany Foundation, Inc.
A 501(c)(3) tax-exempt
organization
Retail sub-tenants

YOTS LAW

* CF Investor ownership TBD, example only.

This project uses a combination of grants and tax credits. The NYS OPRHP and the National and National Grid grants have been awarded. The New York State Council on the Arts and National Endowment for the Humanities grants announce in spring 2023. All are reimbursement grants with periodic payments before the project is complete. Bridge funding is already in place through a bridge loan from the Community Loan Fund of the Capital Region.



NYS OPRHP Grant*
$500,000
15%
HTC Equity
$853,949
26%
National Grid
Main Street
Grant*
$100,000 3%
NY Council on
the Arts Grant
$1,208,397
36%
20%
National
Endowment for
the Humanities+
$652,922
*Funds awarded
+Applied for

Proforma

		Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10
Income, growth=	2.00%										
Residential PGI		$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Commercial PGI		$32,700	$33,354	$34,021	$34,702	$35,396	$36,103	$36,826	$37,562	$38,313	$39,080
Misc Income		$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Less Residential Vacancy	5%	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Less Commercial Vacancy	10%	$(3,270)	$(3,335)	$(3,402)	$(3,470)	$(3,540)	$(3,610)	$(3,683)	$(3,756)	$(3,831)	$(3,908)
Adjusted PGI		$29,430	$30,019	$30,619	$31,231	$31,856	$32,493	$33,143	$33,806	$34,482	$35,172
Expense, growth=	3%										
Real Estate Taxes (RPTL 420-a assumed)		$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Property Insurance		$5,000	$5,150	$5,305	$5,464	$5,628	$5,796	$5,970	$6,149	$6,334	$6,524
Common Utilities (inc. water/user fee)		$1,500	$1,545	$1,591	$1,639	$1,688	$1,739	$1,791	$1,845	$1,900	$1,957
Property Management	4%	$1,177	$1,213	$1,249	$1,286	$1,325	$1,365	$1,406	$1,448	$1,491	$1,536
Admin, overhead, accounting, legal		$1,500	$1,545	$1,591	$1,639	$1,688	$1,739	$1,791	$1,845	$1,900	$1,957
Maintenance/Snow Plowing		$2,000	$2,060	$2,122	$2,185	$2,251	$2,319	$2,388	$2,460	$2,534	$2,610
Reserves		$3,000	$3,090	$3,183	$3,278	$3,377	$3,478	$3,582	$3,690	$3,800	$3,914
Payroll		$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Total Expenses		$14,177	$14,603	$15,041	$15,492	$15,957	$16,435	$16,928	$17,436	$17,959	$18,498
Net Operating Income		$15,253	$15,416	$15,578	$15,740	$15,899	$16,058	$16,215	$16,370	$16,523	$16,674
P&I Payment-Perm Loan		$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Total Debt Service Payments		$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Net Available for Distribution		$15,253	$15,416	$15,578	$15,740	$15,899	$16,058	$16,215	$16,370	$16,523	$16,674
Asset Mgmt Fee – HTC investor		$-	$-	$-	$-	$-					
Priority Return – HTC investor	1%	$8,269	$8,269	$8,269	$8,269	$8,269					
Put Option Payment							$-				
Repay DDF	0	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Cash Flow after DDF		$6,984	$7,147	$7,309	$7,470	$7,630	$16,058	$16,215	$16,370	$16,523	$16,674
*Assumes exercise of the put option in year 6				Repaid DDF (Years 1-5):		$0					



Pamela Howard
Executive Director

Pamela Howard has over 35 years of experience in both the nonprofit and the for-profit sectors, an extensive background in successful fundraising and development, financial, personnel and project management expertise. Just before coming to HAF, she was Director of Development at Saratoga Independent School leading them through a successful capital campaign. She was also founder and president/owner of the personal concierge business, At Your Service in Albany.



Cara Macri,
Director of Preservation Services

Cara Macri has a background in building conservation. She has managed the Van Ostrande-Radliff House , its restoration, grants and tours since Historic Albany's acquisition in 2013. She also provides the technical mission based work at Historic Albany, assisting historic property owners maintain and restore their historic properties by providing guidance on treatment, materials, restoration planning, the permitting process, and funding sources.


Mount Vernon, | Mount Vernon, VA

John G. Waite Associates, Architects PLLC, with offices in Albany and New York City, provides leadership and consulting in the preservation, restoration and reuse of historic properties, including many of the nation's most significant historic landmarks.

The firm's approach is based on detailed archival research, thorough investigation and analysis of historic materials and building technology, and a commitment to the most current and effective building conservation procedures.


Roslyn Gristmill | Roslyn, NY

Founded in 1995, with roots going back to a general architectural practice established before World War II, JGWA has restored hundreds of historic buildings across the United States and has received more than fifty historic preservation awards for its projects.


Franklin D. Roosevelt Library | Hyde Park, NY



Matthew K. Scheidt
Project Architect

Matthew Scheidt is an Associate and Project Manager with John G. Waite, Associates, Architects. He worked for ten years as a preservation architect in Cincinnati, Ohio for Bruce Goetzman, Architect, before returning to JGWA in 2008. Mr. Scheidt oversees production drawings for the rehabilitation and restoration of the firms historic projects. Mr. Scheidt has worked on some of the firm's most significant projects including Sagamore Hill, Oyster Bay, NY; the Rotunda at the University of Virginia, Charlottesville, VA; and the estate of Franklin D. Roosevelt in Hyde Park, NY, and the restoration of the Cincinnati Union Terminal in Cincinnati, OH

Meet the Team– Urban Vantage (Consultant)

Urban Vantage is a team of urban planning and development professionals based in Buffalo, New York. The firm provides community and economic development solutions with a focus on project implementation. This includes holistic project financing, comprehensive planning, grant writing, and public–private partnerships. The firm has secured roughly $8 million of funding for its clients in recent years. Urban Vantage is providing support for this project, creating the tax credit structure and financial projections.


Groundwork Market Garden
GW
GROUNDWORK MARKET GARDEN
MG
INCENTIVE IDENTIFICATION
&
DEVELOPMENT STRATEGY
NOVEMBER 2018
URBAN
Vantage


Barcalo Living & Commerce
Development/Safe Harbor Plan
Former Barcalo Manufacturing Plant
DRAFT June 2020
URBAN
Vantage


NORTHERN CHAUTAUQUA COUNTY
PROJECT IMPLEMENTATION PLAN
SPRING 2019
NORTHERN CHAUTAUQUA
COMMUNITY
FOUNDATION
URBAN
Vantage



Contact

Contact: Cara Macri
Email: cmacri@historic-albany.org
Phone: 518-465-0876 x112
Website: https://www.historic-albany.org/
Project Website:
https://commonowner.com/project/48-hudson

Testing the Waters Disclosure:
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. This document and the referenced offering page is for gauging interest only, and is not currently accepting investments. No money or other consideration is being solicited, and if sent or committed, will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and then, only through Common Owner's platform. Any indication of interest involves no obligation or commitment of any kind. Investment involves a high degree of risk, you should be prepared to lose some or all of the money you invest. Do not invest more than you can afford to lose. Any estimated results of future operations are just that, estimates. They are based on current conditions and our assumption of future events and, as such, are subject to change. The actual result of any investment is likely to differ from these estimates, possibly by a large amount. Neither we nor anyone else guaranties the results reflected in such estimates and investors should not give them undue weight.


P
ARKING
Green-Hudson Garage
ParkAlbany
NO STOPPING ANY
THIS PLACE

48 HUDSON
THE VAN OSTRANDE-RADLIFF HOUSE
ALBANY, NY
c. 1728

Sample Investor Profile

The following information is intended to help the public understand how historic tax credits work. The figures are not guaranteed, but are a hypothetical projection. Each interested investor should speak with their financial advisors or tax professionals.

	Amount invested	% of total
Investor A	$ 250	0.03%
Investor B	$ 1,000	0.11%
Investor C	$ 10,000	1.05%

Returns for Investor A	Investment Made	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6
Investment In	$ (250)						
Federal Tax Credits		$ -	$ 31.01	$ 31.01	$ 31.01	$ 31.01	$ 31.01
State Tax Credits		$ -	$ 158.23	$ -	$ -	$ -	$ -
Cash Flow + Put		$ 2.45	$ 3.16	$ 3.11	$ 3.05	$ 2.99	$ 18.43
Total Benefits	$ (250)	$ 2.45	$ 192.40	$ 34.12	$ 34.07	$ 34.01	$ 49.45

Year 1 is for construction

Returns for Investor B	Investment Made	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6
Investment In	$ (1,000)						
Federal Tax Credits		$ -	$ 124.05	$ 124.05	$ 124.05	$ 124.05	$ 124.05
State Tax Credits		$ -	$ 632.91	$ -	$ -	$ -	$ -
Cash Flow + Put		$ 9.80	$ 12.65	$ 12.44	$ 12.21	$ 11.97	$ 73.74
Total Benefits	$ (1,000)	$ 10	$ 770	$ 136	$ 136	$ 136	$ 198

Year 1 is for construction

Returns for Investor C	Investment Made	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6
Investment In	$ (10,000)						
Federal Tax Credits		$ -	$ 1,240.51	$ 1,240.51	$ 1,240.51	$ 1,240.51	$ 1,240.51
State Tax Credits		$ -	$ 6,329.11	$ -	$ -	$ -	$ -
Cash Flow + Put		$ 98.00	$ 126.54	$ 124.38	$ 122.10	$ 119.69	$ 737.40
Total Benefits	$ (10,000)	$ 98	$ 7,696	$ 1,365	$ 1,363	$ 1,360	$ 1,978

Year 1 is for construction
***Note the State Tax Credit does not account for income taxes taken out.**

Reimagine
Fund

504. 715. 1129
Will@reimaginefund1.com
Reimaginefund1.com
3354A Dumaine Street
New Orleans, LA 70119

Tax-leveraged Real Estate Investing: A Reimagine Fund Primer for C-Corporations

How to make double taxation work for you

The Federal Historic Preservation Tax Incentives Program (which includes the Federal Historic Tax Credit (FHTC)[1], started in 1976) encourages private sector investment in the rehabilitation and re-use of historic buildings. It creates jobs and is one of the nation's most successful and cost-effective community revitalization programs. According to the National Park Service (NPS) through the end of 2021, the FHTC has leveraged $116.34 billion in investments in over 47,000 historic properties. In 2021 alone, it leveraged $7.2 billion in real estate assets in just over 1,000 projects.[2] One example of an FHTC project is the building located at 3300 South Broad Street in New Orleans; this project was completed in 2013 by the Reimagine Fund CEO, Will Bradshaw, during his time at Green Coast Enterprises.


BROADMOOR DISCOUNT
822-6185
ED MURRAY
FOR MAYOR

This building was the first chain pharmacy in the City of New Orleans but had deteriorated substantially. It was last used as a brothel prior to restoration.

[1] The Rehabilitation Credit (Historic Preservation) is the way the IRS officially refers to this program, just as the National Park Service puts it under the umbrella of the Federal Historic Preservation Tax incentives program. The FHTC itself is a 20% tax credit against one's federal income taxes for every qualified dollar spent preserving a historic building.
[2] See 2021 NPS annual report here.

The South Broad Community Health Clinic was born on this site through a project that utilized the Historic Tax Credit incentive program. It is now owned and operated by Access Health Louisiana and serves as a primary care clinic for Central New Orleans.



How do FHTCs work?
The program is managed by NPS and the Internal Revenue Service (IRS). See IRS FAQs here. See Section 47 of the Internal Revenue Code, which outlines the FHTC tax rules.

Sheltering tax liability from qualifying income:
C-Corporations can use historic tax credits against the tax liability they have, offsetting up to $25,000 in taxes due with no restrictions, plus 75% of the remaining balance. Though many individuals have a passive loss limitation that limits their ability to use historic credits except against income earned from passive activities, C-Corporations don't have that limitation. Any income earned by the company (and any tax due at the corporate level) can be offset by historic tax credits, following the framework described above (the first $25,000 in tax offset completely, plus 75% of the remaining balance).

A C-Corporation Example:
Imagine a generic C-Corporation, who pays $146,867 in taxes per year on income earned from company operations. The company could offset $116,400 of this tax liability each year with historic tax credits. This calculation is as follows:

Step 1: The C-Corporation can fully offset $25,000 of tax liability.
Step 2: Determine the company's excess corporate level tax liability (total tax liability $146,867 less 25,000 that may be offset at 100% = $121,867 excess corporate level tax liability).
Step 3: Determine additional tax liability offset amount (excess corporate level tax liability $121,867 x the additional tax liability offset percentage 75% = additional tax liability offset amount is $91,400.25.
Step 4: Determine remaining tax liability after offsets $146,867-25,000=$121,867 - $91,400.25 = $30,466.75 tax liability remaining (rather than the full $146,867). To calculate the C-Corps total potential benefit, you would take its total tax liability ($146,867) and subtract the tax liability remaining after offsets ($30,466.75). This equals $116,400.25 of tax liability that the C-Corp could offset from its corporate level tax liability with FHTCs alone.

However, income produced by investing in an FHTC-eligible property would be expected to generate cash flow, and asset appreciation over time. In addition, the C-Corp would have the right to sell its interest back to the project after a five-year holding period. Cash flow, asset appreciation, and the future sale all represent additional potential benefits to the C-Corp.

Reimagine Fund and its affiliates price deals based on an expected 12% annualized return across all benefits. If the C-Corp maxed out its investment to match what it expects to be able to use in a deal where tax credits were priced at $0.91 per tax credit, it would be able to invest $529,620 ($116,400.25 per year x 5 years of tax credit benefits*.91) and end up with an expected $341,806 more than if it had simply paid its taxes.[3]

That scenario is modeled below,[4] using a generic deal with expected 12% returns.[5]

	Investment	Year	Year	Year	Year	Year	Year
C-Corp	Made	1	2	3	4	5	6
Minimum tax paid at C-Corp level for this many FHTCs	$ -	$(146,867)	$(146,867)	$(146,867)	$(146,867)	$ (146,867)	$ (146,867)
Investment	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Expected Tax Credits	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Expected Cash Flow+Sale	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Total	$ -	$(146,867)	$(146,867)	$(146,867)	$(146,867)	$ (146,867)	$ (146,867)
Running Total	$ -	$(146,867)	$(293,733)	$(440,600)	$(587,467)	$ (734,333)	$ (881,200)

	Investment	Year	Year	Year	Year	Year	Year
C-Corp with Reimagine Fund	Made	1	2	3	4	5	6
Expected Tax		$(146,867)	$(146,867)	$(146,867)	$(146,867)	$ (146,867)	$ (146,867)
Investment	$ (529,620)						
Expected Tax Credits			$ 116,400	$ 116,400	$ 116,400	$ 116,400	$ 116,400
Expected Cash Flow + Sale		$ 6,757	$ 19,173	$ 19,457	$ 19,747	$ 68,762	$ 155,530
Less Portal Fee		$ (135)	$ (2,711)	$ (2,717)	$ (2,723)	$ (3,703)	$ (5,439)
Total	$ (529,620)	$(140,110)	$ (11,293)	$ (11,010)	$ (10,720)	$ 38,295	$ 125,064
Running Total	$ (529,620)	$(669,730)	$(681,023)	$(692,033)	$(702,753)	$ (664,458)	$ (539,394)

By making this investment, we would expect the C-Corp to have **$341,806** more than it otherwise would after tax. The C-Corp would earn an expected **~12% internal rate of return** on its investment.

- Year 1 is during construction.
- The Portal Fee is the charge for managing this offering on a Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA) registered platform for regulation crowdfunding. Reimagine Fund affiliates currently work with Common Owner who charges 2% of benefits returned from any funds invested. We have modeled that here.
- FHTCs become available after the building is built.
- It's possible that a taxpayer could carry FHTCs back (ie use the year 2 benefit in year 1), but we have not modeled that.
- All taxpayers have a limitation on how much they can use of rehab credits after they offset $25,000 in tax.
- FHTC = Federal Historic Tax Credit

[3] As with any other real estate investment, an investment in an FHTC project entails risk of loss, as well as unique tax compliance risks
[4] In this table, numbers are only displayed to the dollar place, and do not include cents. As a result $116,400 is actually the Excel-rounded total of $116,400.25 previously calculated.
[5] The chart would need to be reworked to isolate the stream of payments and benefits that generate the 12% return. By including the expected tax, we have thrown off the direct calculation of return on investment, because the expected tax is independent of the investment. To calculate the 12% return, one would need to calculate the initial investment and the annual expected benefits, while ignoring the expected tax.

What are you buying when you buy a Federal Historic Tax Credit[6]

A stake[7] in a real estate project that is historic tax-credit eligible. This means that you would have rights to a pro rata allocation of tax credits, property cash flows, preferred return payments, and the right to sell your interest back to the project after the historic tax credit compliance period. The combination of these benefits would generate your returns. Deals that come through Reimagine Fund and its affiliates are generally expected to provide a 12% annualized return on all benefits, which works out to roughly a 1.4-1.6 multiple over a 5-year hold. In certain cases, that return profile can be adjusted.

Typical Reimagine Fund Deal Structure: During Federal Historic Tax Credit Compliance Period (5 years post-completion)


Federal Historic Investors
Parties
Federal Historic Investor Project Owner
97% Owner During Compliance
Managing Member of the Project
1% Owner During Compliance
RF TCI Manager, LLC
2% Owner During Compliance
Entity
Created : Project Owner, LLC
Project
Project (Actual Real Estate)

What are the general risks of FHTC investing?[8]

The primary risks are as follows:

1) *Risk of project not being completed*. If the project is never completed, then the historic tax credits cannot be earned. Deals that come through Reimagine Fund and its affiliates hold back 20% of the invested capital until the project has been completed; (for example: if a $1 million Federal Historic tax credit investment is being made, we hold back $200,000, to be paid in post-completion) and review the ability of the general contractor and the developer to complete the project during our due diligence. RF TCI Manager, the Reimagine Fund affiliate which co-invests in the project and helps structure these investments, also retains the right to remove the managing member and complete the project if necessary. These mitigating steps do not eliminate this risk, but it does substantially reduce it.

---

[6] This list of benefits from FHTC investing is not Reimagine Fund specific, except where that is explicitly stated.

[7] Usually 95-99% of the deal would be held by the federal historic tax credit investor group during the first 5 years after completion. After that, the percentage would likely flip to 5-10% of the ownership, and the investor would have the right to put (sell back to the property) its interest after five years.

[8] These risks are the risks for any FHTC deal, whether it comes through Reimagine Fund or not. Each tax credit investor or intermediary will have their own ways of dealing with these risks. What is outlined here is the Reimagine Fund's intended approach at this time.

2) *Risk of Tax Credit recapture* – there are several operational events that could cause a recapture of the tax credits. They include (but are not limited to) the following things happening during the five-year compliance period:
    a. ceasing to operate the property as a commercial enterprise during the five-year FHTC "compliance period",
    b. a foreclosure on the property during the FHTC "compliance period", and
    c. a fee simple transfer of the asset.[9]

    However, Reimagine Fund and its affiliates have structured contractual arrangements designed to minimize the risk in any deal that we participate in. In addition, the project's managing member will personally guarantee that they will not happen, and RF TCI Manager (the Reimagine Fund affiliate that co-invests in the project and helps structure these investments) will retain the right to remove the managing member and cure any recapture issue should one arise. This does not eliminate this risk, but it does substantially reduce it.

3) *Risk of operational performance of the project* – Like any real estate deal, the investment returns will be better or worse based on the performance of the underlying real estate. Factors affecting performance might include (but are not limited to): the speed of lease up, the ability of commercial tenants to attract customers, the rents that are ultimately generated at the site, etc. The development partners' skill at managing both expected and unexpected business conditions will have an impact on the cash flows and future value of the commercial property. However, RF-affiliated transactions are structured so the tax credits exceed the original equity contribution (barring any issues with risks 1 and 2 outlined above). This structure mitigates against overall downside risk in the event of poor performance of the asset after the project has been completed.

We hope you have found this primer informative. You can learn more from our Reimagine Fund website, or by contacting us directly at will@reimaginefund1.com, daniela@reimaginefund1.com, or 504-715-1129.

[9] There are ways of selling the entire structure that do not create a recapture.

Reimagine
Fund

504. 715. 1129
Will@reimaginefund1.com
Reimaginefund1.com
3354A Dumaine Street
New Orleans, LA 70119

The Reimagine Fund – Links, Disclosures, and Disclaimers

The Reimagine Fund educates U.S. taxpayers and real estate developers about how Historic Tax Credits can be used to benefit community revitalization through real estate development, and how taxpayers can use money they were already going to pay in taxes to invest in those real estate projects. While Reimagine Fund does not make investments, it's affiliates do. Those affiliates include:

- **RF TCI Manager, LLC** - is the manager of the Tax Credit Investment (TCI) process and Historic Tax Credit compliance. They help structure and carry out securities offerings with partner developers via independent registered crowdfunding portals, like Common Owner.
- **RF Developer, LLC** is a real estate Developer that co-develops projects with other third-party real estate developers.

Federal Historic Tax Credits are a tax credit available to taxpayers who purchase and rehabilitate certified historic structures. The program is run jointly by the National Park Service and the Internal Revenue Service. This program has been in place since 1976, and was changed substantially with the tax laws passed in 1986 and 2017. For a nice overview of the program, check out the National Park Service website on the topic. The tax rules are contained in the Internal Revenue Code (IRC) Chapter 47. There are also a number of state programs run individually by the Department of Revenue in each state. There is also information about Regulation CrowdFunding, a securities exemption our affiliates commonly use, that you can find from both the SEC and FINRA.

The material herein is provided for informational and educational purposes only and should not be construed as investment advice nor an offer or solicitation to buy or sell securities. This information has been prepared without regard to any particular person's investment objectives or financial situation. This information constitutes neither a recommendation to enter a particular transaction nor a representation that any particular investment is suitable or appropriate for you. This information should not be relied upon to make any investment decisions whatsoever. You should consult your own legal, tax and financial advisers concerning any investment and risks. No warranty, express or implied, is made as to the accuracy, sufficiency or completeness of the information herein. We have no liability whatsoever to you or any person resulting from the use of the information in the message or for any omissions. This message is not, and under no circumstances shall it be construed as an advertisement, general solicitation or a public offering of securities. The Reimagine Fund has not been and will not be registered under the U.S. Securities Act or the securities laws of any state of the United States and, accordingly, may not be offered, sold, pledged or otherwise transferred, directly or indirectly, within the United States (or to, or for the account or benefit of, U.S. Persons), except in transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws.

Reimagine
Fund

504. 715. 1129
Will@reimaginefund1.com
Reimaginefund1.com
3354A Dumaine Street
New Orleans, LA 70119

Tax-leveraged Real Estate Investing: A Reimagine Fund Primer for real estate investors

How to buy real estate using money you were already going to pay in taxes

The Federal Historic Preservation Tax Incentives Program (which includes the Federal Historic Tax Credit (FHTC)[1], started in 1976) encourages private sector investment in the rehabilitation and re-use of historic buildings. It creates jobs and is one of the nation's most successful and cost-effective community revitalization programs. According to the National Park Service (NPS) through the end of 2021, the FHTC has leveraged $116.34 billion in investments in over 47,000 historic properties. In 2021 alone, it leveraged $7.2 billion in real estate assets in just over 1,000 projects.[2] One example of an FHTC project is the building located at 3300 South Broad Street in New Orleans; this project was completed in 2013 by the Reimagine Fund CEO, Will Bradshaw, during his time at Green Coast Enterprises.


EDMURRAY
FOR MAYOR

This building was the first chain pharmacy in the City of New Orleans but had deteriorated substantially. It was last used as a brothel prior to restoration.

---

[1] The Rehabilitation Credit (Historic Preservation) is the way the IRS officially refers to this program, just as the National Park Service puts it under the umbrella of the Federal Historic Preservation Tax incentives program. The FHTC itself is a 20% tax credit against one's federal income taxes for every qualified dollar spent preserving a historic building.

[2] See 2021 NPS annual report here.

The South Broad Community Health Clinic was born on this site through a project that utilized the Historic Tax Credit incentive program. It is now owned and operated by Access Health Louisiana and serves as a primary care clinic for Central New Orleans.



How do FHTCs work?
The program is managed by NPS and the Internal Revenue Service (IRS). See IRS FAQs here. See Section 47 of the Internal Revenue Code, which outlines the FHTC tax rules.

Different Investors Qualify in Different Ways:

1) *Sheltering tax liability from qualifying income* - Passive Real Estate Investors and C-Corporations can use historic tax credits against the tax liability they have on any qualifying income, offsetting up to $25,000 in taxes due with no restrictions, plus 75% of the remaining balance. Qualifying income is different for the two different groups:
    a. For Real Estate investors – any passive income (they have a passive loss limitation)[3]
    b. For C Corporations – any income (no passive loss limitation)
2) *Sheltering tax liability based on profession* - Real estate professionals[4] can offset tax liability from any income generated from real estate activities (active or passive), but to avoid being subject to the passive loss limitation, a real estate professional must be actively engaged in and "at risk" from the project generating the historic tax credits. Real Estate Professionals are also subject to the same offset limitations as C-Corporations and real estate investors, so they can offset up to $25,000 in tax with no restrictions, and 75% of the remaining balance of their tax liability.

[3] The passive loss limitation limits the tax liability that most individuals can offset using any passive losses (like historic tax credits) to tax liability generated through other passive activities, which generally consists of the ownership of real estate that is actively managed by others. C-Corporations do not have that passive loss limitation on their income, but individuals do, except in the real estate professional case noted in bullet 2 above.
[4] This is a specific IRS term associated with people who work in real estate related fields. To qualify as a real estate professional, you must meet two tests: 1) More than half of the personal services you performed in all trades or businesses during the tax year were performed in real property trades or businesses in which you materially participated. 2) You performed more than 750 hours of services during the tax year in real property trades or businesses in which you materially participated. You can read more about the test and the passive loss limitation in general here.

3) *Sheltering tax liability based on income* - Taxpayers who make less than $250,000 per year[5] qualify for what is commonly referred to as the Passive Activity Loss Carveout.[6] These taxpayers can take historic tax credits against the taxes they pay on their last $25,000 in income, whether that income is active (Such as W-2 wages from their job) or passive (from real estate investments). Once you do all the math, people in this category can use roughly $3,000 - $8,000 per year ($15-40k total investment over 5 years) that can be repaid through tax credits generated by a historic tax-credit leveraged real estate investment.

A Real Estate Investor Example:
Imagine a real estate investor named Danielle, who pays $88,667 in taxes per year on passive income earned from her real estate investments. She could offset $72,750 of this tax liability each year with historic tax credits. This calculation is as follows:

Step 1: Danielle can fully offset $25,000 of tax liability from passive income.
Step 2: Determine Danielle's excess passive tax liability (total tax liability $88,667 less 25,000 that may be offset at 100% = $63,667 excess passive tax liability
Step 3: Determine additional tax liability offset amount (excess passive tax liability $63,667 x the additional tax liability offset percentage 75% = additional tax liability offset amount $47,750.25
Step 4: Determine remaining tax liability after offsets $88,667-25,000=$63,667 - $47,750.25 = $15,916.75 tax liability remaining (rather than the full $88,667). To calculate Danielle's total potential benefit, you would take her total tax liability ($88,667) and subtract the tax liability remaining after offsets ($15,916.75). This equals $72,750.25 of tax liability that she could offset with FHTCs alone.

However, income produced by investing in an FHTC-eligible property would be expected to generate cash flow, and asset appreciation over time. In addition, Danielle would have the right to sell her interest back to the project after a five-year holding period. Cash flow, asset appreciation, and the future sale all represent additional potential benefits to Danielle.

Reimagine Fund and its affiliates price deals based on an expected 12% annualized return across all benefits. If Danielle maxed out her investment to match what she expects to be able to use in a deal where tax credits were priced at $0.91 per tax credit, she would be able to invest $331,013 ($72,750.25 per year x 5 years of tax credit benefits*.91) and end up with an expected $202,736 more than if she had simply paid her taxes.[7]

That scenario is modeled below,[8] using a generic deal with expected 12% returns.[9]

---

[5] The ability to use this tax benefit starts phasing out above $200,000 in adjusted gross income, and is phased out for people over $250,000. Roughly 140 million taxpayers make less than $250,000 per year.
[6] Passive activity loss carveout is a term of art that we have not seen specifically referenced in the tax code, but have heard used in the industry to describe the part of the code that provides a limited suspension of the passive loss rules for people of relatively modest income (under $250,000 in the FHTC case) for a portion of their tax liability (the liability associated with their last $25,000 in income).
[7] As with any other real estate investment, an investment in an FHTC project entails risk of loss, as well as unique tax compliance risks
[8] In this table, numbers are only displayed to the dollar place, and do not include cents. As a result $72,750 is actually the Excel-rounded total of $72,750.25 previously calculated.
[9] The chart would need to be reworked to isolate the stream of payments and benefits that generate the 12% return. By including the expected tax, we have thrown off the direct calculation of return on investment, because the expected tax is independent of the investment. To calculate the 12% return, one would need to calculate the initial

	Investment Made	Year	Year	Year	Year	Year	Year
Danielle		1	2	3	4	5	6
Expected Tax from passive income	$ -	$ (88,667)	$ (88,667)	$ (88,667)	$ (88,667)	$ (88,667)	$ (88,667)
Investment	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Expected Tax Credits	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Additional Benefits: Expected Cash Flow+Sale	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Total	$ -	$ (88,667)	$ (88,667)	$ (88,667)	$ (88,667)	$ (88,667)	$ (88,667)
Running Total	$ -	$ (88,667)	$(177,333)	$(266,000)	$(354,667)	$(443,333)	$(532,000)

	Investment Made	Year	Year	Year	Year	Year	Year
Danielle with FHTC leveraged investment		1	2	3	4	5	6
Expected Tax from passive income		$ (88,667)	$ (88,667)	$ (88,667)	$ (88,667)	$ (88,667)	$ (88,667)
Investment	$ (331,013)						
Expected Tax Credits			$ 72,750	$ 72,750	$ 72,750	$ 72,750	$ 72,750
Additional Benefits: Expected Cash Flow+Sale		$ 4,223	$ 11,983	$ 12,161	$ 12,342	$ 42,976	$ 97,207
Less Portal Fee		$ (84)	$ (1,695)	$ (1,698)	$ (1,702)	$ (2,315)	$ (3,399)
Total	$ (331,013)	$ (84,528)	$ (5,628)	$ (5,454)	$ (5,277)	$ 24,745	$ 77,891
Running Total	$ (331,013)	$(415,541)	$(421,169)	$(426,623)	$(431,900)	$(407,155)	$(329,264)

By making this investment, we would expect Danielle to have **$202,736** more than she otherwise would. Danielle would earn an expected ~**12% internal rate of return** on her investment.

- Year 1 is during construction.
- The Portal Fee is the charge for managing this offering on a Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA) registered platform for regulation crowdfunding. Reimagine Fund affiliates currently work with Common Owner who charges 2% of benefits returned from any funds invested. We have modeled that here.
- FHTCs become available after the building is built.
- It's possible that a taxpayer could carry FHTCs back (ie use the year 2 benefit in year 1), but we have not modeled that.
- All taxpayers have a limitation on how much they can use of rehab credits after they offset $25,000 in tax.
- FHTC = Federal Historic Tax Credit

What are you buying when you buy a Federal Historic Tax Credit[10]
A stake[11] in a real estate project that is historic tax-credit eligible. This means that you would have rights to a pro rata allocation of tax credits, property cash flows, preferred return payments, and the right to sell your interest back to the project after the historic tax credit compliance period. The combination of these benefits would generate your returns. Deals that come through Reimagine Fund and its affiliates are generally expected to provide a 12% annualized return on all benefits, which works out to roughly a 1.4-1.6 multiple over a 5-year hold. In certain cases, that return profile can be adjusted.

---

investment and the annual expected benefits, while ignoring the expected tax. In addition, the direct mathematical calculation of internal rate of return is not something we have tried to describe here. We use the Excel function for this calculation. Anyone who wants to discuss this further, please contact us.

[10] This list of benefits from FHTC investing is not Reimagine Fund specific, except where that is explicitly stated.

[11] Usually 95-99% of the deal would be held by the federal historic tax credit investor group during the first 5 years after completion. After that, the percentage would likely flip to 5-10% of the ownership, and the investor would have the right to put (sell back to the property) its interest after five years.

Typical Reimagine Fund Deal Structure: During Federal Historic Tax Credit Compliance Period (5 years post-completion)


Federal Historic Investors
Parties
Federal Historic Investor Project Owner
97% Owner During Compliance
Managing Member of the Project
1% Owner During Compliance
RF TCI Manager, LLC
2% Owner During Compliance
Entity
Created : Project Owner, LLC
Project
Project (Actual Real Estate)

What are the general risks of FHTC investing?[12]

The primary risks are as follows:

1) *Risk of project not being completed*. If the project is never completed, then the historic tax credits cannot be earned. Deals that come through Reimagine Fund and its affiliates hold back 20% of the invested capital until the project has been completed; (for example: if a $1 million Federal Historic tax credit investment is being made, we hold back $200,000, to be paid in post-completion) and review the ability of the general contractor and the developer to complete the project during our due diligence. RF TCI Manager, the Reimagine Fund affiliate which co-invests in the project and helps structure these investments, also retains the right to remove the managing member and complete the project if necessary. These mitigating steps do not eliminate this risk, but it does substantially reduce it.

2) *Risk of Tax Credit recapture* – there are several operational events that could cause a recapture of the tax credits. They include (but are not limited to) the following things happening during the five-year compliance period:
    a. ceasing to operate the property as a commercial enterprise during the five-year FHTC "compliance period",
    b. a foreclosure on the property during the FHTC "compliance period", and
    c. a fee simple transfer of the asset.[13]

    However, Reimagine Fund and its affiliates have structured contractual arrangements designed to minimize the risk in any deal that we participate in. In addition, the project's managing member will personally guarantee that they will not happen, and RF TCI Manager (the Reimagine Fund affiliate that co-invests in the project and helps structure these investments) will retain the right to remove the managing member and cure any recapture issue should one arise. This does not

[12] These risks are the risks for any FHTC deal, whether it comes through Reimagine Fund or not. Each tax credit investor or intermediary will have their own ways of dealing with these risks. What is outlined here is the Reimagine Fund's intended approach at this time.

[13] There are ways of selling the entire structure that do not create a recapture.

eliminate this risk, but it does substantially reduce it.

3) *Risk of operational performance of the project* – Like any real estate deal, the investment returns will be better or worse based on the performance of the underlying real estate. Factors affecting performance might include (but are not limited to): the speed of lease up, the ability of commercial tenants to attract customers, the rents that are ultimately generated at the site, etc. The development partners' skill at managing both expected and unexpected business conditions will have an impact on the cash flows and future value of the commercial property. However, RF-affiliated transactions are structured so the tax credits exceed the original equity contribution (barring any issues with risks 1 and 2 outlined above). This structure mitigates against overall downside risk in the event of poor performance of the asset after the project has been completed.

We hope you have found this primer informative. You can learn more from our Reimagine Fund website, or by contacting us directly at will@reimaginefund1.com, daniela@reimaginefund1.com, or 504-715-1129.

Disclosure/Disclaimer:

The material herein is provided for informational and educational purposes only and should not be construed as tax or investment advice nor an offer or solicitation to buy or sell securities. Any description of typical fund terms set forth herein are only a summary and are not intended to be complete and are qualified in their entirety by the definitive confidential private placement memorandum, offering documents, subscription documents and other constituent documents of the applicable fund (together, "Fund Documents").

This information has been prepared without regard to any particular person's investment objectives or tax/financial situation. This information constitutes neither a recommendation to enter a particular transaction nor a representation that any particular investment is suitable or appropriate for you. This information should not be relied upon to make any investment decisions whatsoever. Any discussion of risks contained herein should not be considered to be a disclosure of all risks or a complete discussion of the risks. You should not enter into any transactions whatsoever unless you have fully understood all risks and independently determined such a transaction is appropriate for you. You should consult your own legal, tax and financial advisers concerning any investment and risks.

This presentation may contain "forward-looking statements" within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward looking statements can be identified by words such as : "anticipate", "goal", "believe", "expect", "likely", "may", "should", "will" and similar references to future periods. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on current beliefs, expectations and assumptions regarding the future, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Any forward-looking statement made in this presentation is based only on information currently and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise. No warranty, express or implied, is made as to the accuracy, sufficiency or completeness of the information herein. We have no liability whatsoever to you or any person resulting from the use of the information in the presentation or for any omissions.

This presentation is not, and under no circumstances shall it be construed as an advertisement, general solicitation or a public offering of securities. The Reimagine Fund and each Reimagine Fund related offering has not been and will not be registered under the U.S. Securities Act or the securities laws of any state of the United States and, accordingly, may not be offered, sold, pledged or otherwise transferred, directly or indirectly, within the United States (or to, or for the account or benefit of, U.S. Persons), except in transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws.

Prior FHTC projects are discussed for informational purposes only; there can be no guarantee of future results and investors may lose money invested in any investment.

Reimagine
Fund

504. 715. 1129
Will@reimaginefund1.com
Reimaginefund1.com
3354A Dumaine Street
New Orleans, LA 70119

Tax-leveraged Real Estate Investing: A Reimagine Fund Primer for community investors[1]

How to buy real estate using money you were already going to pay in taxes

The Federal Historic Preservation Tax Incentives Program (which includes the Federal Historic Tax Credit (FHTC)[2], started in 1976) encourages private sector investment in the rehabilitation and re-use of historic buildings. It creates jobs and is one of the nation's most successful and cost-effective community revitalization programs. According to the National Park Service (NPS) through the end of 2021, the FHTC has leveraged $116.34 billion in investments in over 47,000 historic properties. In 2021 alone, it leveraged $7.2 billion in real estate assets in just over 1,000 projects.[3] One example of an FHTC project is the building located at 3300 South Broad Street in New Orleans; this project was completed in 2013 by the Reimagine Fund CEO, Will Bradshaw, during his time at Green Coast Enterprises.


BROADMOOR DISCOUNT
EDMURRAY
FOR MAYOR

This building was the first chain pharmacy in the City of New Orleans but had deteriorated substantially. It was last used as a brothel prior to restoration.

[1] See Community Investors definition in the glossary section of our FAQs. This generally refers to people who make between $50,000 and $200,000 in adjusted gross income, though the benefit applies to anyone making less than $250,000 in adjusted gross income.
[2] The Rehabilitation Credit (Historic Preservation) is the way the IRS officially refers to this program, just as the National Park Service puts it under the umbrella of the Federal Historic Preservation Tax incentives program. The FHTC itself is a 20% tax credit against one's federal income taxes for every qualified dollar spent preserving a historic building.
[3] See 2021 NPS annual report here.

The South Broad Community Health Clinic was born on this site through a project that utilized the Historic Tax Credit incentive program. It is now owned and operated by Access Health Louisiana and serves as a primary care clinic for Central New Orleans.



How do FHTCs work?
The program is managed by NPS and the Internal Revenue Service (IRS). See IRS FAQs here. See Section 47 of the Internal Revenue Code, which outlines the FHTC tax rules.

Different Investors Qualify in Different Ways:

1) *Sheltering tax liability based on income* – This is the category that Community Investors fall into, and it includes roughly 95% of all taxpayers in the country. Any taxpayer that makes less than $250,000 per year[4] can qualify for what is commonly referred to as the Passive Activity Loss Carveout.[5] These taxpayers can take historic tax credits against the taxes they pay on their last $25,000 in income, whether that income is active (Such as W-2 wages from their job) or passive (from real estate investments). Once you do all the math, people in this category can use roughly $3,000 - $8,000 per year ($15-40k total investment over 5 years) that can be repaid through tax credits generated by a historic tax-credit leveraged real estate investment.
2) *Sheltering tax liability from qualifying income* - Passive Real Estate Investors and C-Corporations can use historic tax credits against the tax liability they have on any qualifying income, offsetting up to $25,000 in taxes due with no restrictions, plus 75% of the remaining balance. Qualifying income is different for the two different groups:
    a. For Real Estate investors – any passive income (they have a passive loss limitation)[6]
    b. For C Corporations – any income (no passive loss limitation)

---

[4] The ability to use this tax benefit starts phasing out above $200,000 in adjusted gross income, and is phased out for people over $250,000. Roughly 140 million taxpayers make less than $250,000 per year.

[5] Passive activity loss carveout is a term of art that we have not seen specifically referenced in the tax code, but have heard used in the industry to describe the part of the code that provides a limited suspension of the passive loss rules for people of relatively modest income (under $250,000 in the FHTC case) for a portion of their tax liability (the liability associated with their last $25,000 in income).

[6] The passive loss limitation limits the tax liability that most individuals can offset using any passive losses (like historic tax credits) to tax liability generated through other passive activities, which generally consists of the ownership of real estate that is actively managed by others. C-Corporations do not have that passive loss limitation on their income, but individuals do, except in the real estate professional case noted in bullet 2 above.

3) *Sheltering tax liability based on profession* - Real estate professionals[7] can offset tax liability from any income generated from real estate activities (active or passive), but to avoid being subject to the passive loss limitation, a real estate professional must be actively engaged in and "at risk" from the project generating the historic tax credits. Real Estate Professionals are also subject to the same offset limitations as C-Corporations and real estate investors, so they can offset up to $25,000 in tax with no restrictions, and 75% of the remaining balance of their tax liability.

A Community Investor Example:
Imagine a community investor named Sarah, who makes $55,000 per year on income she earns from her job as a school teacher. If she just takes the standard deduction of $12,550, then her adjusted gross income is $55,000 - $12,550 = $42,450. In 2021, she would have owed, $5,088 in taxes on this income, calculated as follows:[8]

Federal Tax Brackets	Min Income	Max Income	Income in this bracket	Portion of tax bill
10%	$ -	$ 9,950.0	$ 9,950	$ 995
12%	$ 9,951.0	$ 40,525.0	$ 30,575	$ 3,669
22%	$ 40,526.0	$ 86,375.0	$ 1,925	$ 424
		Total	$ 42,450	$ 5,088

She could offset $3,193 of this tax liability each year with historic tax credits.[9] She would need to determine the tax paid on her last $25,000 in income. This is the tax paid on dollar $17,451 – dollar $42,450 of her adjusted gross income. That calculation looks like this:

Federal Tax Brackets	Min Income	Max Income	Last $25,000 income in this bracket	Tax on last $25,000 in income
10%	$ -	$ 9,950.00	$ -	$ -
12%	$17,450.00	$40,525.00	$ 23,075	$ 2,769
22%	$40,526.00	$86,375.00	$ 1,925	$ 424
		Total	$ 25,000	$ 3,193

In addition to tax benefits, investing in an FHTC-eligible property would be expected to generate cash flow, and the right for Sarah to sell her interest back to the project after a five-year holding period. Cash flow and the future sale all represent additional potential benefits to Sarah.

Reimagine Fund and its affiliates price deals based on an expected 12% return across all benefits. If Sarah maxed out her investment to match what she expects to be able to use in a deal where tax credits were priced at $0.91 per tax credit, she would be able to invest $14,528 ($3,193 per year x 5 years of tax credit

[7] This is a specific IRS term associated with people who work in real estate related fields. To qualify as a real estate professional, you must meet two tests: 1) More than half of the personal services you performed in all trades or businesses during the tax year were performed in real property trades or businesses in which you materially participated. 2) You performed more than 750 hours of services during the tax year in real property trades or businesses in which you materially participated. You can read more about the test and the passive loss limitation in general here.
[8] You can look up tax brackets in multiple places, but for 2021 that information is here.
[9] This assumes she doesn't have some other passive loss that she is taking instead.

benefits*.91) and end up with an expected $8,898 more than if she had simply paid her taxes.[10] That scenario is modeled below,[11] using a generic deal.

	Investment	Year	Year	Year	Year	Year	Year
Sarah	**Made**	**1**	**2**	**3**	**4**	**5**	**6**
Minimum tax paid individually to use this much in FHTCs	$ -	$ (5,088)	$ (5,088)	$ (5,088)	$ (5,088)	$ (5,088)	$ (5,088)
Investment	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Expected Tax Credits	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Expected Cash Flow+Sale	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Total	$ -	$ (5,088)	$ (5,088)	$ (5,088)	$ (5,088)	$ (5,088)	$ (5,088)
Running Total	$ -	$ (5,088)	$ (10,176)	$ (15,264)	$ (20,352)	$ (25,440)	$ (30,528)

	Investment	Year	Year	Year	Year	Year	Year
Sarah with Reimagine Fund	**Made**	**1**	**2**	**3**	**4**	**5**	**6**
Expected Tax		$ (5,088)	$ (5,088)	$ (5,088)	$ (5,088)	$ (5,088)	$ (5,088)
Investment	$ (14,528)						
Expected Tax Credits			$ 3,193	$ 3,193	$ 3,193	$ 3,193	$ 3,193
Expected Cash Flow + Sale		$ 185	$ 526	$ 534	$ 542	$ 1,886	$ 4,266
Less Portal Fee		$ (4)	$ (74)	$ (75)	$ (75)	$ (102)	$ (149)
Total	$ (14,528)	$ (4,906)	$ (1,443)	$ (1,436)	$ (1,428)	$ (110)	$ 2,222
Running Total	$ (14,528)	$ (19,435)	$ (20,878)	$ (22,314)	$ (23,742)	$ (23,852)	$ (21,630)

By making this investment, we would expect Sarah to have **$8,898** more than she otherwise would. The cash flows shown are the expected results from future operations and equal a roughly 1.6 multiple.[12]

- Year 1 is during construction.
- The Portal Fee is the charge for managing this offering on a Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA) registered platform for regulation crowdfunding. Reimagine Fund affiliates currently work with Common Owner who charges 2% of benefits returned from any funds invested. We have modeled that here.
- FHTCs become available after the building is built.
- It's possible that a taxpayer could carry FHTCs back (ie use the year 2 benefit in year 1), but we have not modeled that.
- FHTC = Federal Historic Tax Credit

What are you buying when you buy a Federal Historic Tax Credit[13]

A stake[14] in a real estate project that is historic tax-credit eligible. This means that you would have rights to a pro rata allocation of tax credits, property cash flows, preferred return payments, and the right to sell your interest back to the project after the historic tax credit compliance period. The combination of these benefits would generate your returns. Deals that come through Reimagine Fund and its affiliates are generally expected to provide a 1.4-1.6 multiple over a 5-year hold on all-combined benefits. In certain cases, that return profile can be adjusted.

[10] As with any other real estate investment, an investment in an FHTC project entails risk of loss, as well as unique tax compliance risks

[11] In this table, numbers are only displayed to the dollar place, and do not include cents. As a result $72,750 is actually the Excel-rounded total of $72,750.25 previously calculated.

[12] This means that we expect investors to get $1.4 - $1.6 back for every $1 invested over the five-year hold period.

[13] This list of benefits from FHTC investing is not Reimagine Fund specific, except where that is explicitly stated.

[14] Usually 95-99% of the deal would be held by the federal historic tax credit investor group during the first 5 years after completion. After that, the percentage would likely flip to 5-10% of the ownership, and the investor would have the right to put (sell back to the property) its interest after five years.

Typical Reimagine Fund Deal Structure: During Federal Historic Tax Credit Compliance Period (5 years post-completion)


Federal Historic Investors
Parties
Federal Historic Investor Project Owner
97% Owner During Compliance
Managing Member of the Project
1% Owner During Compliance
RF TCI Manager, LLC
2% Owner During Compliance
Entity
Created : Project Owner, LLC
Project
Project (Actual Real Estate)

What are the general risks of FHTC investing?[15]

The primary risks are as follows:

1) *Risk of project not being completed*. If the project is never completed, then the historic tax credits cannot be earned. Deals that come through Reimagine Fund and its affiliates hold back 20% of the invested capital until the project has been completed; (for example: if a $1 million Federal Historic tax credit investment is being made, we hold back $200,000, to be paid in post-completion) and review the ability of the general contractor and the developer to complete the project during our due diligence. RF TCI Manager, the Reimagine Fund affiliate which co-invests in the project and helps structure these investments, also retains the right to remove the managing member and complete the project if necessary. These mitigating steps do not eliminate this risk, but it does substantially reduce it.

2) *Risk of Tax Credit recapture* – there are several operational events that could cause a recapture of the tax credits. They include (but are not limited to) the following things happening during the five-year compliance period:
    a. ceasing to operate the property as a commercial enterprise during the five-year FHTC "compliance period",
    b. a foreclosure on the property during the FHTC "compliance period", and
    c. a fee simple transfer of the asset.[16]

    However, Reimagine Fund and its affiliates have structured contractual arrangements designed to minimize the risk in any deal that we participate in. In addition, the project's managing member will personally guarantee that they will not happen, and RF TCI Manager (the Reimagine Fund affiliate that co-invests in the project and helps structure these investments) will retain the right to remove the managing member and cure any recapture issue should one arise. This does not

---

[15] These risks are the risks for any FHTC deal, whether it comes through Reimagine Fund or not. Each tax credit investor or intermediary will have their own ways of dealing with these risks. What is outlined here is the Reimagine Fund's intended approach at this time.

[16] There are ways of selling the entire structure that do not create a recapture.

eliminate this risk, but it does substantially reduce it.

3) *Risk of operational performance of the project* – Like any real estate deal, the investment returns will be better or worse based on the performance of the underlying real estate. Factors affecting performance might include (but are not limited to): the speed of lease up, the ability of commercial tenants to attract customers, the rents that are ultimately generated at the site, etc. The development partners' skill at managing both expected and unexpected business conditions will have an impact on the cash flows and future value of the commercial property. However, RF-affiliated transactions are structured so the tax credits exceed the original equity contribution (barring any issues with risks 1 and 2 outlined above). This structure mitigates against overall downside risk in the event of poor performance of the asset after the project has been completed.

We hope you have found this primer informative. You can learn more from our Reimagine Fund website, or by contacting us directly at will@reimaginefund1.com, daniela@reimaginefund1.com, or 504-715-1129.

The following transcript is from a “testing the waters” webinar to answer questions for potential investors of the offering. The webinar took place on May 3, 2023, at 5:30pm EST.

Recording

Cara Macri

Oh,

...

Cara Macri

ok. ... All right. Since it is 5 30 we are going to get, oh, several more people coming in. We'll, we'll let them in and then we'll get started. ... Ok. ... Right.

...

Cara Macri

Ok. Well, thank you all for joining us this evening to talk all about tax credits. Uh, for 48 Hudson Avenue. We're very excited to be starting on this truly massive project for historic Albany. Um, it, it's so exciting. This is something we've been working toward for a really long time. And, uh, we're, we're thrilled to be able to share all of this with all of you.

Um, for those who are just joining, we are recording it, uh, this evening and, uh, we'll be posting this online so you can see it for those who've heard me say this like five times. Thank you for your patience. Um, before we get started. Um, I just want to point out that, um, no money or other consideration is being solicited and if sent in, um, it will not be accepted, um, there's no offer to buy or no offer to buy securities can be accepted.

Um, no part of the purchase price can be received until the offering statement is filed. Um, at this point, we are, um, kind of in a testing the water phase. Um, the only platform, ... let me see, sorry, only through the platform um, of an intermediary funding portal or broker dealer. Um, a person's indication of interest includes no obligation to commit of any kind. Um, just from a compliance perspective, we have to put that little bit out for all of you. ... All right.

Oh, jump out too far. Ok. So as we get into our, um evenings agenda, just a few quick housekeeping things before I turn this over to Pam, um, we are recording again this evening and if any questions could be held until the end of that particular um, speaker, you're welcome to put

things in the chat, um, or raise your hand so that we can see you have a question and then we call you. You're absolutely welcome to, uh, turn on your microphone and ask your questions. Um

Thanks for

the chat. ... Ok, I'll let Pam welcome everyone and we'll get started.

Pamela Howard

Great. Thanks so much Carol. Um, for anyone who doesn't know me, I'm Pam Howard. I'm the executive director at Historic Al Foundation. Um, and I have to say, you know, I echo with Kara just said, we acquired this building in 2013 and we're really starting to work on it in earnest. Um We had received a $268,000 grant a few years ago that allowed us to do phase one and phase two, which was internal work.

Um We've received another $500,000 earlier, um about a year and a half ago through New York State. Uh We were very fortunate in the last two weeks to receive a total of $1.7 million in grants both through the state and federal uh sources. So we, we cannot be more pleased to be in the position that we're in right now to really be able to finish this building um and make it our future home.

So, what we need now is uh the next phase is selling the tax credit so that we can, we can really uh finish up this project and uh raise the rest of the money and actually be able to uh actually be able to move in. Um So I'm incredibly excited, um you know, to, to be able to, to even offer this up for the public. So, you know, for anyone who doesn't really understand the tax credit project, um H A F uh because the building is, is eligible for both federal and state tax credits.

Um But unfortunately, because Historic Albany Foundation is a not for profit, we can't take advantage of that. So the best that we can do is actually sell them to investors. Um So that's why we're uh we're here tonight just to, to let everyone know what the process is and see who is interested for when we go live, hopefully in a couple weeks. So, and thank you to everybody who's here tonight and um we look forward to uh to your questions. ...

Cara Macri

Thanks, Pam. All right. I'm gonna share my screen again with all of you and uh just give a little overview of um the project for those of you who aren't super familiar um with the building or its history. I'm not gonna go way into the history of it. Um, right now, but we are doing tours on Friday. So if anyone wants a tour and the whole history background, whatnot, um, we can absolutely share that with you on Friday.

Um, but tonight, we're gonna focus on the project itself as you can see here our little house in the middle of a sea of parking lots covered with its plywood and corrugated asphalt covering. It's um, super attractive and looks very, very historic, um, as it is right now. So we are going to be doing something, oh, super crazy and uh restoring it to kind of how it looked in 17 28.

We are taking um kind of a unique approach to the project. We're, we're really just restoring the exterior of the house, uh how it appeared in 17 28. Uh It's gonna mute anyone that's unm muted at the moment. So we don't have too much background. Um So as you can see here, the house will look a lot like it did. Then the interior of the house is gonna be very carefully, um, just repaired.

We're not going to be covering it up with um finishes and reproduction, deed tile, crown moldings and plaster. Uh We really want the building's material to speak for itself. It is the oldest building uh in the city and it's one of like three timber framed urban buildings left from this colonial Dutch period, um which makes those elements really, really important.

Um So we're really committed to um making the authenticity of the building kind of shine and uh not disy it. Um If you will, um the later editions are all going to be kind of just gently repaired with um very unsexy, things like heat, bathrooms and uh windows and roofs that don't leak, but um necessities for the 21st century. So we're very excited um especially about the bathrooms and the heat.

So super exciting for us. Um As you can see on some of the notes here, um We're historic Albany is going to be the end user. That's probably the favorite question that we get is, well, what's it going to be? Um And we, we went through several different um possibilities and we, we talked to lots of different people and in the end, we felt that one of the most engaging things for the building actually is something that is a bit more mixed use.

And that by historic Albany using it for a kind of classroom and um and workshop space on the first floor where the public can come in and see the house itself all the time. Through the warehouse, we, you know, attract 10,000 people a year. Um Our new tool libraries always bring in more people and it, it really actually gave us an opportunity to share the building with the most eclectic group of people and people who really appreciate it for what it is.

Um So this is our dream, our future for, for the Van Osten Radliff House and just some numbers to get in very quickly. Um As Pan Pan started indicating it's not cheap. Uh The whole project is $3.7 million. And uh to date, we have a little over uh 2.3 which we are thrilled to be able to share that. Uh now has all been committed to the project. Um So the last chunk really is uh this tax credit offering.

So we're looking to raise about $945,000 in tax credits. Um Also as pam kind of mentioned, uh many people can be an investor in this and I'm gonna hand it over to will in a few minutes um to talk a little bit more about that. But traditionally, for tax credit projects, you have one big investor, it's usually a bank or someone that's gonna buy all of the tax credits in one shot.

Um Our project is very small as far as tax credit projects go. So there wasn't really one investor that was particularly interested in them, but we also felt crowd funding it and um allowing as many people as kind of were interested to kind of be involved in this actually met our mission and what we wanted to do with the building a lot more. Um So we will be crowd funding it through the common owner portal, which means we can have as many investors as we have credits to sell.

Um And we, we've set the initial investment for $250 which pretty much makes it accessible to anyone. Um We didn't want people to feel that you had to be exceptionally wealthy um or a developer or whatever um to, to be an investor. If it's something that you were interested in and passionate about, you should be able to do it. So that's our project um in a nutshell. Any quick questions about the project itself before we delve more into, what are these tax credits?

And how does that possibly affect you? ... I don't see any hands raised. So we're gonna move forward. Um All right, I'm gonna stop sharing my screen and hand it over to um Skyler who's one of our board members. He's also the owner of Fort Orange General Store, which is right around the corner from the van, a rad house. And uh he just found he's a Venus. So Skyler, take it away.

Schuyler Bull

Thank you so much. Uh So, yeah, I just uh wanted to take a few moments to sort of share my story and my connection to 48 Hudson. Um and talk about why it's important to downtown overall. So, um I'm not originally from Albany. Um I do hail from Watertown New York, um just out north of Syracuse, but my mom's family is from Albany. And so I grew up listening to uh my grandmother tell me stories of growing up in, in Albany and, and going downtown to attend parades and go shopping and uh attend

shows at the Palace Theater. And um you know, there's one story uh where she had a great aunt, take her to a vaudeville theater when she was quite young and uh we won't get into the details of that. But um it was just really cool to um hear all those stories growing up. And um I actually decided to come to college in Albany at the College of Saint Rose and um settle here um as a resident.

So, um my early career was in downtown, I was with Discover Albany and the downtown Albany Business Improvement District. And while there, I really fell in love with downtown Albany. I became a downtown resident and eventually uh purchased a business and moved it downtown. Uh the Fort Orange General Store, which we moved to the Agus building at 4 12 Broadway as Kara mentioned was right around the corner from 48 Hudson.

Um And so, uh I just wanted to be a part of the revitalization um of downtown and sort of put my money where my mouth was and uh be a part of the change that was happening there. So, um at the same time, I also joined the, for the, um I'm sorry, the historic Albany Board and uh learned about 48 Hudson and the Ostrander name uh became familiar with that.

And then during COVID, it turns out I was doing some ancestry work as was pretty much everyone else. And sure enough, the Ostrander name popped up on my dad's side of the family. Um And I actually did a little bit more digging and pulled out the bull family history book that my uh father was part of creating with my uh great aunt. And sure enough, the Ostrander name is right in there and it matched up with what I found on ancestry and um just uh learned that my sixth great grandfather

built 48 Hudson, which um what are the chances? So, uh another connection to uh downtown Albany and to 48 Hudson. And so, um I just wanted to share that with all of you. Um, you know, certainly, um it's an exciting piece of downtown Albany's history. It's exciting piece of New York State history. So I invite you to uh do what you can to help restore this building and, and be a part of that change. So, thank you. ...

Cara Macri

Thanks Skyler. I love how you found this. Like just remote connection. Everyone, we've come across so many people that have found their ostrander and what or Radliff in one way or another. I mean, it, it's amazing how prolific these families are so that you're on our board and related too.

It's just perfect. All right, we're gonna move on to, um, Will Bradshaw who is with Reimagine Fund and will, can explain really the meat and potatoes of what these tax credits are and, uh, how they work. So will, why don't you share all of your knowledge with us?

Will Bradshaw

Um Thanks Kara. It's really a pleasure to be with y'all, uh, this afternoon evening. Uh, I'm in New Orleans, so it's still afternoon here. But I guess early evening, uh, in Albany. Um, Kara, can you, um, allow me to share screen?

Cara Macri

Oh, sorry. ... That's so weird. Now all of a sudden it says only host can share. Why don't I share for you? How's that? You just tell me when to?

Will Bradshaw

Ok, let me, let me forward you what I want you to share via email. Oh,

Cara Macri

ok. Well,

I can see what we can do. Sorry. This is all right. Let's see. Oh, here we go. No, now you can. Yes, we figured

it out.

Will Bradshaw

Excellent. Carry on. Um, all right. So, um, I wanna talk a little bit about, uh, reimagined Fund. Um And y'all should be able to see my screen now. Is that correct? Great. Um Let me get in here. Ok, perfect. Um So, Reimagine Fund is a new business. Uh We work nationwide uh based in New Orleans and we are focused on educating real estate developers uh and potential investors about the historic tax credit program and particularly how it can be used for community revitalization uh and

how community members may be able to use their tax liability uh in order to invest in that community revitalization. So it is effectively a mechanism by which people can direct uh their future tax payments to make their own communities work better uh or do things that they want to see happen. Um And we are part of uh a process that I think we have all witnessed in our lives where economic decision making has moved from the boardroom uh into the palms of our hands.

Um And we're really kind of working in that same space, but we are specifically focused on historic tax credits. Uh And when we talk about a tax credit, we're talking about a dollar for dollar credit against one's income tax, income taxes. Um The historic tax credit program uh has been around since the seventies, but the modern structure of it was created in 1986.

So this is not some kind of newfangled thing. Um You know, it's been working for close to 40 years. Um tens of thousands of buildings have been converted using this credit. Um, a couple $100 billion have been leveraged for redevelopment using uh this tax credit and the rules were also updated at the end of 2017. Um The thing to kind of keep in mind here is that there are four types of taxpayers that can use tax credits.

Um There are the three groups that are listed in green on the left uh here of my screen, which maybe is the left for you, maybe is the right for you. I'm not 100% sure how the mirroring works on your screen. Um But over here, you know, in green where my cursor is moving around, um Most of the market, probably 90 95% of the market, maybe even more is purchased by c corporations and high net worth individuals who have passive income from real estate investments.

Uh That is how the, the infrastructure to place these tax credits works at the moment. Um But there is a big portion of the taxpayer universe um that the infrastructure has ignored, that can utilize these tax credits. We call this group community investors and that is anyone who makes less than $250,000 in adjusted gross income. Um And so if you are in that bucket, then Congress, when they wrote the 86 tax law allowed you to participate in historic tax credit investing.

But the infrastructure again, that's been built by the groups that, that syndicate these credits and um place tax credits. Now, uh that doesn't allow this group to participate. Um And that is one of the things that we are working with historic Albany Foundation and common owner and others to try to change. Um That one thing I wanna say while I'm, I'm standing or while we're on this slide before we get into to more of this uh is just a little bit of background on me.

Uh I have been a tax advantage real estate developer for most of the last quarter century. I have worked primarily in the historic tax credit space. Uh And I stopped doing that to start this business during the pandemic in part because I was so frustrated with how this process normally works. And the fact that the marketplace really excluded individuals who wanted to improve their own community in favor of the c corporations and the high net worth individuals.

Um which is not to say that I'm interested in excluding those groups. I think they're a useful part of the marketplace, but it should be open to everyone. Uh And that's what we are trying to work on. That's kind of primarily why we're here tonight uh is that we're helping historic Albany Foundation and groups like that, uh recognize visions like this to redevelop buildings like 48 Hudson.

Um So again, if we go to this, this pink taxpayer group from the previous slide, people who make less than $250,000 a year, that's somewhere around 97% of taxpayers. Um, that group pays about a trillion dollars in taxes. And the federal historic tax credit market in 2021 was about 1.2 billion. Um So one out of every $800 in taxes paid by this 97% that is currently excluded, um, that buys the whole market place.

Um If you imagine a person that will call Sarah, um, let's say she's a school teacher, she makes $55,000 in income. She pays about $5000 in taxes. She could with a $15,000 investment offset about $3100 a little more than that. Uh, about 60% of her tax liability, um, for the following five years, um, by making an investment in a building like 38 or 48 Hudson.

Um So this is just, uh, a sense of what her 10 40 might look like, what her, her actual individual tax return might look like. Uh, given the profile that we just described. Um, uh, but again, as I already mentioned, Sarah can't do this right now. Um, she doesn't have access to the attorneys and accountants that make this process work for the big corporations and the high net worth individuals.

Uh, but we are really trying to change that. Uh And again, in partnership with groups like Historic Albany Foundation, the common owner and others. Uh We're trying to marry the boardroom and the crowd. Uh So that groups that want to see specific changes in their communities happen, can uh pool their money together, their resources together and make those changes occur.

And again, we are trying to educate and provide a process that everyone can participate in. Uh everyone from Sarah to the seed corporations and the high net worth individuals that currently dominate the market. Um So a little bit of structuring conversations or a little bit of a structuring conversation to show how this works. Uh And then I'm gonna jump to um a slide or not a slide but a spreadsheet that actually shows potential investments in 48 Hudson at specific dollar

amounts. Uh So you get a sense about what the actual returns to capital might be uh if you made investments at particular levels in this particular project. Um So anyway, for now, uh we're gonna describe this in a sort of generic way. Uh Let's assume that you've got uh a nonprofit that wants to create uh their head headquarters. Uh We've got Sarah who I I mentioned before.

Uh Maybe there's also a seed corporation in that community that wants to invest, um They could pool their money with a number of other investors that looked like them um And invest in an entity that might be called nonprofit headquarters, Federal Historic Investor. Um That entity would purchase uh an interest in the conversion of uh that nonprofit headquarters.

Uh And you then have the investors who would be able to take uh whatever their tax credit benefit is. You know, in this case, Sarah, with her $15,000 investment would be able to take almost 3200 right off the bottom line of her taxes. The c corporation would be able to do something similar uh based on their investment, but at a larger scale, uh but they don't just get that tax credit, they also get cash uh and the ability to sell their interest in the project after five years.

I'm gonna skip some of this uh because I wanna show you the actual numbers for historic Albany Foundation. Um But our team right now includes myself, uh my co-founder, Daniela Rivera Bryant. Um As I mentioned, I've spent 25 years doing this type of work uh in tax leverage real estate developments mostly in Louisiana, but also um North Carolina, uh Massachusetts and Texas.

Uh Daniella is an engineer by training um and an economist who has worked largely in disaster recovery and community development. Um You can learn more about us at the reimagined Fund website or by following this QR code. Uh But let me stop sharing this and I wanna pull up the spreadsheet that I mentioned. So give me just a second here. Yeah, here we go.

So can you all now see my screen again. ... Um So what we have done working with Kara and team and just to be clear, this spreadsheet is really the property of the historic Albany Foundation. Uh You can find a similar version of it, maybe this exact version uh on the Testing the Waters page on the comment on our website. Um But um we have three different investors, investor A B and C who have invested respectively $250 1000 dollars or $10,000 which is a percentage of the total raise, you

know, is 3/10 of 1% about 10% or a little over 1% of all the money that they're looking to raise. Um If you put a $250 investment into this, you would expect to get 2 45 back in the first year, you know, almost 200 back in the second year. Uh in the third year, you'd basically get to a point where you've gotten pretty close to getting all your money back.

You would likely get all your money back in the fourth year. Uh And then you'd start to get returns in the 5th and 6th year on an expected basis. Um So that's sort of where uh based on their going unexpected model. Um That's what it would look like. If you were to invest $250 and over that whole term, you'd have roughly $100 more than you had when you started um with the combination of cash flow and tax credit benefits. Um If you were to invest $1000 you can see something similar where

again, you know, by the fourth year, you should have had your money back. And then the 5th and 6th year uh is when you'd start to see um kind of net increase uh in uh cash and you would expect to have about $386 additional to what you invested at the end of the term.

Um Same thing here for the $10,000 investor. Uh You'd expect to have about $3860 more than what you put in on the front end. Um I will stop there and see if people have um any quick questions before we hand off to um or hand back to Karen. ...

Webinar Attendee

Yeah, I was just wondering uh where does the cash flow come from? ...

Will Bradshaw

Um The, the historic tax credit entity actually becomes the 99% owner of the building. Um And the building is operating with rents and, and other uh payments that would be made from the users which are historic Albany Foundation. Um various programs of the foundation that would be paying rent back into the ownership, which is another special purpose vehicle created by the historic Albany Foundation.

So it's, it's really revenue that's generated by the operations in the building. And Kara, I don't know if you want to describe that, um, any more clearly than I did. But,

Cara Macri

uh, yeah, the operation expenses are mostly, um, small things like, you know, the water bill for, um, the property, any maintenance, you know, uh, snow shoveling electricity, things like that. Um, those are kind of the operating expenses. So not, not a terrible lot. Um, unfortunately, but he's not super cheap.

So that's probably gonna be the biggest ... other questions. ... Feel free to unmute and ask any question you like or if you feel better typing it in the chat, you're welcome to do so as well. I know it's a lot of information to kind of take in that one time too.

No questions. Ok.

Webinar Attendee

We may I ask a question please? I'm I'm not understanding the cash flow. I understand investor A pays in $250 to the project ... and ... how do they get money back? I'm, I'm ... uh

Will Bradshaw

so let's let me go line by line here um and describe each of these pieces. Um If that, that helps. So we'll just deal with investor A. Um So investor puts in $250 um that once the project is completed, that the tax credits will vest and they will get a tax credit that they can use to, to reduce their tax liability by an expected $31.01 uh in that second year. And that will be true for each of five years.

Um And so if you think about this $250 investment as being half for the federal historic tax credits and half for the state historic tax credits. It's effectively saying that you're putting 100 and $25 into state or into federal historic tax credits and you're getting 100 and $55 back over this sort of five year hold after the buildings completed. Does that make sense as a starting point?

Webinar Attendee

Yes. So the investor gets the tax credits, correct?

Will Bradshaw

It'll be distributed through A K one that is, is given by the historic tax credit uh entity. The that uh that vehicle that I mentioned where everybody pulls their money and they buy an interest in this company and the company then buys the 99% interest in the project. Um That historic tax credit company will issue a K one to the individual investors that will transfer this $31 benefit to each of the people that puts in the 250 assuming everything works as expected.

Um The second line item on the state tax credits um New York State um issues a refund for, for the tax credits for any liability that a New York state taxpayer can't use uh in the year in which the credits are awarded. So either this $250 investor will have 100 and $58.23 New York state liability, in which case, they will be able to reduce their tax burden to the state by that amount.

Or the state will cut them a check in that second year, uh, for whatever amount of liability they don't have. Um, and so that's what this sort of second piece of this, uh, is. And again, if you assume that half of the investment is for the state credits and half of them is for the federal tax credits. It's effectively saying you're paying 100 and $25 for 100 and $58 benefit um In that, that second year.

Um And then the third line item here, this cash flow plus put line item, this is just the proportionate share of this investor's um interest in the company. Um So there's a certain amount of cash flow. Uh And Kara, I don't remember exactly what that's expected to be in these years, but this is this $2.45 is this percentage of that cash flow. Um And so this is just the share of what is expected to go back to each of the, the investors based on the percentage of the company they own.

Um And the additional amount in year six is because the investor has the right to put their interest back to the project, which means that the investor can say, OK, project, you have to buy me out now. And so this is the amount that they would be expected to be bought out for.

Uh or it's, it's the share of this investors uh buyout effectively. Uh And that's the combination of benefits that you get when you buy that small interest in the historic tax credit company for $250. Um Does that make more sense, MrBlack?

Webinar Attendee

Yeah, thank you, Mr Black. Uh It, it does make some more sense. Maybe if I think about it in another six months, it'll become clear

Will Bradshaw

and I'm happy to follow up and talk about it in, in more detail. And I know um you know, Carol and Pam and others on their team would also be happy to do so. Uh it is a lot, you know, I've spent a quarter century doing this stuff. So, um you know, I had a bit of a head start it.

Cara Macri

Yeah, the project itself doesn't have much cash flow. Um Historic Albany will be paying rent to the um the, the holding company managing the, the project. Um So that, that's where the, the, the kind of cash coming in is and then those operating expenses um are, are what go back out and that, that cash flow little bit is kind of what's left over. So there's, there's really a only very tiny amount of cash flow for this type of project for us anyway.

Richard Rogers

Uh Would it be helpful if I shared the organizational chart? Maybe

Cara Macri

that would be Wonderful. Thank

Will Bradshaw

you. I'm gonna stop sharing rich and then you can and grab the reins. ...

Richard Rogers

Yeah, so ... see this. Um Can everyone see this,

Cara Macri

sir? Uh We can see part of it zoomed in pretty

close. Ok.

Richard Rogers

So essentially um historic Albany Foundation is leasing the property pursuant to a long term lease to H A F holdings to LLC H A F holdings to LLC is the actual issuer of um the, the membership interest, the, the ownership, the partnership interest. So, um you know, the investors, so if you were to invest, you would be investing in H A F holdings to LLC.

As you could see here, here's our investors and that's up to 99% of the ownership of H A F holdings to LLC. So historic Opening Foundation is going to make rent payments to H F holdings. Two LLC H F holdings, two LLC is going to pay operating expenses and then whatever is left over will be distributed 99% to these investors. These investors will also receive

their distributive share of uh federal and state tax credits that are earned by H A F holdings to LLC as a result of having

undertaken the project and incurred the, the rehabilitation expenses. Um So, you know, in, in Will's example of a $250 investor, right? They're gonna own less than 1% of this 99% based on the amount that needs to be raised Right. Um, but if you're putting in about $1000 you're gonna get about 1%. So 1% of the credits of both federal and state and 1% of the, the cash flows after operating expenses are what will be distributed to these investors.

Um, uh, in the spring you'll receive a schedule K one which you can give to your accountant. That schedule K one will say precisely how many federal tax credits you'll receive, how many state tax credits you'll receive and how much, you know, income and, and loss you'll receive. Um And then you'll give that to your accountant and your accountant will uh add that to your tax return.

Um This entity will be managed by uh an entity that is a wholly owned affiliate of Historic Albany Foundation Inc after the five years um of after placement and service five years. Uh Each owner's interest in this entity will be reduced by a factor of 10. So, uh you know, if that, that person who owned 1% would then own 1/10 of 1%.

And they would have the option to require historic Albany Foundation to repurchase their interest. And so that was that amount of cash at the end that will had uh referenced before. Um And so that's how, you know, that, that cash at the end is essentially a buyout of the interest after the tax credit period has ended. ...

Will Bradshaw

Um And I was just gonna jump on Cara, I do need to go now. So I wanted to say thank you. I apologize to everybody that I need to leave a little early. We had a family situation, uh that arose uh unexpectedly yesterday. Uh That kind of messed up my schedule this afternoon. So it was lovely to be with you all, but I'm gonna step away now.

I'm definitely available for any questions or any follow up that people have. Um And uh if you didn't catch the, the uh website or screen share, I think Kara has my contact information. Um And I'm happy to respond to any, any follow up.

Cara Macri

Yep, your info is in the packet. Um Everybody got, so you're good. Take care of what you do. Thank you for joining us will.

Will Bradshaw

All right. Thank you. All.

Cara Macri

Um All right, Wendy had a question about who is paying for the renovation. Um is the initial payment or the initial um investment um by the owner used to pay. So, um this is actually mostly grant funded um from the, the slide we had earlier um a little over 2.32 point $4 million will be um grants. Um At this point, we have 2.3 that's actually committed.

Um We have a bridge loan through the community loan foundation or community loan fund. Um So his as all of the expenses are being incurred, um we'll be paying them using the, the bridge loan um that we have received and then all of our grants are reimbursable grants. So we will then voucher each state federal private entity um for those expenditures, they will pay us back.

And it, it kind of all filters down through this structure that um will have showed. Does that, does that adequately answer your question? Is that clear ... other questions? I know it's a lot, it's a lot to take in and is not necessarily straightforward in any way. So, um it may be something just to kind of think about as well. Um We are gonna be posting an FA Q um on the Offerings page.

So if there's questions you don't have now, but think of later, you can check back um on the Offerings page or email us and we're happy to answer your questions. That's the great thing about the offering pages. Any questions that come in um as we move forward with this will all be posted on the page so you can check there and get answers to your questions, questions other people had.

Um And what else? So that's gonna be kind of the clearing house for sharing information about this, which might be the perfect segue unless there's any other questions first. I don't see any hands up, nothing else in the chat. Um I'll move over to um Jake. Well, oh Michael, you have a question.

Webinar Attendee

Yes. Um What are the, where do the costs fit in this program? For establishing, I don't have the terminology, sorry. But the, the entity that, that, that, that managing entity that stock foundation creates and then there's a third entity is the LLC, that is the profit making entity. W what are the costs of that set up?

Cara Macri

Um Our soft cost for all of the, the LLC manager and the, the offering set up is about $100,000 a little bit less. I think Um, the majority of our soft costs are actually architectural services. Um So the, the actual LLC set up is just kind of a small percentage of the project. Is that the question you're asking? Yeah,

the, so that 100,000, does that include the architectural fees or that's just the administrative setup, the

administrative setup for the, the tax credit component, um, and all of the costs associated with that bookkeeping filing fees. Um And of course, there's multiple LLC S so there's multiple filing fees. Um, it's all the costs related to that. There, there's attorney fees and, um, as we now know, lots of auditing for all of the LLC S that we now

have. Um, so that, that's what makes up that that 100,000, um, are all of those kind of little, little soft costs. The architectural services are just shy of, um, $400,000. ...

Thank you.

Absolutely. Any other questions, feel free to unmute and jump right in since I, I can't see everyone and there seems to be no raise your hand button because it's not a webinar technically. So jump in if you have a question real

Webinar Attendee

quick. ... Yeah, sorry. So just going back to the, the first page, could you give me the breakdown real quick on how much you were raising through this program? That was, that was one million, was

Cara Macri

it? It's a little so it's $945,000 that we are looking to raise and those are based on what's called qualifying rehabilitation expenses. So, um as we like to describe it, um when you're looking at all the things you're doing to the building, any improvements you make, if you turn the building upside down and shake it and it doesn't fall out. All of those improvements are qualifying rehabilitation expenses. Um The architectural services, the engineering services, um We do have

a good amount of engineering since we're moving a 300 year old roof back to where it was initially. Um So we have, we have a good bit of uh engineering services in there. Our archaeology falls in there as well. Um And then the, the costs for the actual tax credit um process um that we talked about those are actually also mostly qualifying rehabilitation expenses. So

Webinar Attendee

none of the construction expenses themselves, the the rehabilitation expenses themselves, like actual construct, actual people coming and doing work on the buildings. That's not

Cara Macri

the 945,000 absolutely pays for that, most of it will go toward actual construction. Uh That, that's,

Webinar Attendee

that's part of the qualifying rehab that's part of the qualification. Yeah.

Cara Macri

Yes. Um The breakdown is, I think it's, it's a little shy of 500,000 is soft cost, which includes the architectural services which makes up most of that. Um But the, the most of the project is over like $2.7 million is hard construction expenses. Um And we do have the breakdown of all of this as well on the the common owner offering page.

Um And then there's a document that um the email you all received with this link. Um The most recent one had several attachments in it and um that had the breakdown of all of the different costs and funding sources for each of those is, is also in that so you can see it in multiple spots as well.

Webinar Attendee

Got it. Thank you.

Cara Macri

Yes. Um One of the questions asked was um if the improvements are paid for by grant funds, are they still eligible for the tax credits? Yes. And it's, it's almost like a a loophole, right? So um the managing member entity is paying for the improvements, but because historic Albany and the is

not getting the tax credits, um even though we're getting the grant funds, so the grant funds come into us, we put the grant funds into the um the holding entity just like any other investor.

Um ... the private equity is coming, that's going into the project is coming from individuals like potentially all of you. And so it, it's not technically double dipping in that sense. So, yes, we are able to use grant funded, um, expenses as qualified expenses for the tax credits. And that's kind of what makes this whole messy project work financially. ...

Webinar Attendee

And how, how did you come across, uh, this, the reimagined Fond and the crowd funding idea. How did that come about?

Cara Macri

Um Well, we've worked with um preservation studios um in Buffalo, which is um a consulting company that helps a lot of people with um tax credit projects since part of what historic Albany does is technical services, helping people restore buildings. And um the tax credits are kind of the best game in town for re restoring historic building.

So when we started working on 48 Hudson, we immediately reached out and we were like, ok, like help us do this, does this we qualify, would this work for us since we're always recommending other people do it? We want to do it too basically. So, um we met Rich Rogers and, and Jake Walsh and several other great guys from a, a whole group out there with preservation studios and Urban Vantage and Yachts law and common owner, um who are kind of the, the experts in New York State on

this and they were the ones with the brain wave of well, crowdfunding. We have done that before. That would be great for this. And now we're off to the races with crowd funding. ...

Webinar Attendee

Uh, may I ask another question? ... What percent of the qualified ... expenses is credit?

Cara Macri

It's 40%. So you get 20% 20% federal. Thank you. ... Other questions. ... No question is a foolish question. As I've said many times, it's very complicated and not straightforward. So please feel free to ask any questions you'd like.

Webinar Attendee

Uh one more, please. Yes. Was there a reason that the additional 10% was not available?

Cara Macri

Yes, we had uh our project was too expensive. Um Your rehabilitation specs expenses have to be under 2.5 million. And so we looked at it and said, ok, could we kind of value engineer um a a cheaper budget or we could not take the um include all of the architectural services, soft costs in our expenses. Um And when we crunched a whole bunch of numbers it in the end, um we, it worked out better not reducing our qualified rehabilitation expenses to get that extra 10%.

... All right on that. I'm gonna um hand it over to Jake Walsh from common owner who's gonna talk a little bit about the listing platform, um which is how you can actually invest in this project.

Jake Walsh

Wonderful. Thank you, Carol. I'm gonna share my screen. ... Um So my name is Jake Walsh. I'm from common owner. We are the platform that uh historic Albany foundation is going to be performing the crowdfunding part of this offering through. Um So I'm here to speak really about the platform, not the the deal itself. You know, Kara and Rich have done a great job of answering those questions.

Um But I got a couple of bullets. I wanna just mention of kind of who we are and what we do. And then I'm actually gonna also pull up the offering page. Um that is currently live and kind of show you how our platform works. So what common owner is, is we are a registered investment crowdfunding platform. And what that means is we're uh registered with F and the S E C um and can enable businesses and organizations like Historic Albany Foundation to raise money um from investors through

the internet is really what we are registered and able to do. Um What are we kind of provide through that is a streamlined and compliant process uh allowing them to, to raise this money from, you know, individuals. There's a lot of kind of red tape and rules that ran and the S E C have on how this can work. So our portal has been created and we provide a lot of kind of support and guidance through all the filing that's required for Historic Albany Foundation um to help them go and prepare

file as necessary and then start accepting investments from individuals like yourselves. Um One thing I do want to note is that we do not handle any of the funds. Uh We're not allowed to due to

the regulations. Um We provide essentially the, the portal, the website and then all of the funds will be handled by a third party S C O provider that we work with.

Um the one we work with and we'll be handling. This offering is called North Capable North capital, private um investments. Um They are a reputable um escrow provider. They work with a lot of crowdfunding portals. They're one of the big names in the game as far as this goes. So um they're very, you know, good to work with and kind of how it will, what will happen is as investments are made into the offering, all of those funds will be held in escrow until a time when the offering reaches

a minimum amount. When they go to make an offering, you have to set a minimum and a maximum. Historic Albany Foundation will not be able to withdraw any of those funds until at least the minimum has been met. Once that happens, they can begin withdrawing funds, your funds will leave escrow and your investment will become active. Um If for some reason, historic Albany Foundation was not able to raise that minimum amount, all of the funds that are held in escrow would be returned in

full to the investors. Um I also have our, our general outreach here info at common owner dot com. If anyone has questions after this, you know, I'm happy to, to connect and walk through anything in particular. Um But I can pause there for a moment if there's any high level questions. And then if not, I'm gonna show pull up our actual platform and walk through the offering page for Historic Albany Foundation and kind of how the investment process would work.

... Ok. Well, I will dive into that then. Um So what I have open here at the moment is the um offering page for this investment. This is um on common owner dot com right now. Currently, the project is in what's called Testing The Waters, which is what Kara mentioned at the beginning of this call. And what that is is that's kind of a a pre investments.

Um You, we can't accept any funds yet. The offering isn't officially live, but they are able to list all of the information about the project and start to gauge interest from potential investors like you. Um So now the page is set up. Um Historic Albany Care has been doing a lot of work. There's pictures here, there's descriptions about the building itself, there's descriptions about the work that's going to be done to it.

There's background on historic Albany Foundation who's sponsoring this project. Um There's, you know, a lot of supporting information to teach you as the potential investor about the project about the investment um and about, and you know, learn more about the details of what they're looking to do. Um Down at the bottom here. Um There's currently a lot of additional documents that you can download.

You can look at. Um this is their their pitch deck, those sample investor profiles that will Bradshaw was showing earlier on this call. Um Disclosures, things like that when the offering does go live, there will also be all the official filing documents that get registered with the S E C once this is filed and all of that will also be available here for your viewing and your download on the platform.

Um at the moment because as I mentioned, this is a in the testing the waters. You can't invest yet when this is live. This button instead will say invest now right now it says express interest. Um And if you want to, you can click that you can put in your name, your contact address, you can let historic already know how interested are you? Um How much money would you be willing to, to invest in this based on what you've read and you can put in um questions and contact information as well.

Um So that's kind of what the the main page looks like and will look like once this goes live, there will be very minimal changes to this page itself, just a few updates letting you know that the project's live and that you can be investing and some of those more formal documents and disclosures are listed as well. Um To kind of show you how that will look, I'm going to show what the investment page looks like for a different offering that we do have live on our platform.

Um So if you were able to click invest, now it would bring you to a page that looks like this at which point it um our platform will intake information about the investment that you're looking to make. Um So you would be able to enter an investment amount. And then there's one important part here that I definitely want to make sure we walk through for a second.

The amount that you can invest in a crowdfunding offering is um going to be based somewhat on your level of income or net worth. Um If you are an accredited investor, then you are able to invest any amount of um money into a crowdfunding offering. Um For those of you who might be wondering what is an accredited investor that is determined as someone who's earned income exceeds $200,000 in a given to a prior two year period or $300,000 if filing with a spouse or if you have a net worth

that is over $1 million. Um You can also be considered accredited if you have like a series seven or a series 65 or 82 license. Um So as I said, personal income of 200,000 joint income of 300,000 or net worth over a million. You're considered a credit investor and you can put as much as you want to into an offer if you are not accredited, um you'll click this no button and then we have a little calculator that will allow you to put in your information and determine how much you can invest in

this in a given offering. Um So what our calculator does based on the S E C data um is you can put in your annual income or, or your net worth or both and we will spit out how much you are allowed to invest in an offering. So, for example, and this is not the historic Alba Foundation offering. This is a different offering we currently have on our site.

Um If you had an income of $50,000 you will be allowed to invest up to $2500 in a given offering. Say if you then list that your net worth was $100,000 because this is going to work off of both of those, you can actually invest up to $5000 in a given offering. Uh The final piece of this is how much you can invest is also based on how much you've invested in the past 12 months in any crowdfunding offering, not just historic Albany, but if you've invested in a different offering through a

different portal, um that will count. So let's say that I invested $2000 two months ago in a different offering. I would enter that here and then that will lower my investment limit by those

$2000. All this is available. You'll be able to see this. Once the offerings live, you'll be able to put in your own numbers and this calculator will let you know how much you can invest based on your personal financial situation.

Um Beyond that, we then just collect your basic personal information, your name, date of birth country address. Um There's a few acknowledgements that you'll have to make understanding that, you know, once an offering closes your ability to cancel your investment might be limited, um that, you know, you are purchasing securities. So there isn't necessarily an easy secondary market for you to potentially sell.

Um And uh also certifying that you're, you know, investing an amount that you are able to invest given on your financial situation. Um The last piece is you can select the payment method um through our portal, you can pay through an ach or a bank transfer. You can make a wire transfer. You can even mail in a check if you would like that will not go to us, that will be mailed directly to our escrow provider.

Um And we take credit cards. Um You can also invest with an IRA if you want to. Um, that's something that, you know, if you're looking to do, they'll contact us and we'll help connect to your proper Ira account so that investment can be made. Um Yeah, so I'll pause there. That's what the page will look like once um 48,000 can be begin collecting investment.

Um But for the time being, it's this page as you can currently see with the express interest button. Um But we're hoping to have the offering live very soon. Um So I'll pause there. Um But that is uh what we are and what we do. ...

Cara Macri

Any questions about the offering page and platform itself for Jake. ... Again, I'm gonna mention any questions that were asked during this uh program tonight or that have been asked are going to be posted on this page. Um So as more people kind of continue to ask questions um and get more information, we will be posting more about this. So um that fa Q section um that you see in the middle, there will be things there, there's the questions.

Thank you, Jake, um comment section at the bottom. So we'll, we'll be continuing to um field questions through us throughout throughout the entire offering period. Um We should be going live soon. Um We do plan to be uh keep the, the offering live um for about 12 months or until we have met our goal, which hopefully won't take a full 12 months.

Um But we do plan to keep this open. Um As long as we need to essentially, um, to raise said funds. I think Rich has rejoined us. Um Do we want to talk at all about the rolling, uh, closings? Um, a little bit more.

Jake Walsh

Yeah. Um, so I can speak to that a little bit. Um, there's a term within crowdfunding called a Rolling Close. And this kind of draws back to earlier when I mentioned that whenever you do a crowdfunding race, you have to set a minimum goal and a maximum goal. Uh The maximum is the most you can possibly raise. If you reach your maximum, that's it.

No more investments can be accepted and the offering closes. Um However, as long as you pass your minimum, the offering is considered successful and you can begin withdrawing funds. Um So in this example, um Historic Albany Foundation has identified the 945,750 I believe is the total amount. So that is the target max, that's the maximum amount.

Um So that's the absolute most that can be put in this offering. Um However, we're setting um a minimum that's going to be around $250,000. So once that minimum is crossed, historic Albany can begin withdrawing funds and begin utilizing them and putting them towards the project. Um We've kind of set this up with something called a rolling close where essentially historic Albany has set milestones where every time a milestone is reached, they will then withdraw funds to begin

using on the project ongoing because as Karen mentioned, the total amount of time this could be up is a year, but they're not hoping to wait a year to begin utilizing those funds. Uh So the milestones that have been identified are $250,000 500,000 dollars, $750,000 and then the total amount. Um So how this will be set up is that whenever historic Albany reaches one of those milestones that will be considered, um you know, kind of reaching that more the the new target goal and then

they will withdraw funds down from the offering. Um The withdrawal will happen on the last day of the month that that target is reached. Um And all investors that have invested up until that point will have until then to kind of make their final decision. Historic Albany will send out a note saying, hey, we've reached our goal, we are going to be closing this round, you know, by the end of the month.

Um If you would like to, you know, hold on for a later round for some reason or withdraw your funds, you have until this state to let us know otherwise, your funds will be pulled out of escrow, your investment will become active and we will begin utilizing those funds for the project and that will happen throughout the project until um the final goal is met of the 9 45. ...

Cara Macri

I know we've exceeded our 6 30 goal for the evening. Um, but we're still happy to field any questions.

Webinar Attendee

Just one brief one, please. Am I, am I assuming correctly that this 945,750 figure is the maximum. All right, that you, that's the highest you can go like that. That's the most tax credit you can get.

Cara Macri

Yes, based on what our anticipated expenditures are. However, if we find that, oh my God, the budget was set way too low and the cost of all of our materials is crazy. Custom made brick is just 10 times what we thought it would be. Um We we actually at the end can um raise our goal. We would have to notify all of our investors that we are raising what we would anticipate and there would be more credits available to purchase.

Hopefully, that does not happen. Our budget stays on on top um uh schedule and we're good. ... Ok. Thank you. Mhm. Another question from the chats is are funds used to match the grant awards or the grants uh not require matching funds. Um Some of the smaller grants that we have received do not require um specifically matching funds. Um However, no one grant um was really enough to cover obviously the whole project um the state grants that we received um which total about $1.7 million

did have a, a match requirement. Um Each of them, it was slightly different on how, how much was required, um, as a match. However, for each of those, there could not be a state match. So both state grants can't match each other. Um However, the federal grant that we have matches the state grant that we have. And then all of the tax credit funds are actually considered a match toward any and all of those grants because technically that's actually private equity that has been put into

the project through private investment from people like you. ... Yes, Tony, you have a question. ... Oh, I thought I saw him go up, Tony if you have a question on mu and feel free to ask. ... Oh, I can't hear you. Ok. Um I'm gonna go with maybe not. Then. ... Um, any other questions? ... Got a quiet crowd tonight.

Pamela Howard

We must, I think we've,we've overwhelmed everyone. It's taken us a while to figure all of this out and we still don't necessarily have it all figured out every day.

Cara Macri

Yeah, it is exceptionally complicated. Um, as I said, many times, please feel free to contact us with questions that you have. We're happy to answer them as they come to you. The more you

think about, the more questions will certainly arise. Um And we're, we're happy to answer them or, uh, get the answers from those who know if we don't and then we'll be posting both questions and answers on the, the common owner page. So if there's no other last minute questions, uh, we'll let

everyone get on with their evenings. Thank you all so much for joining us. Um, we're, we're very excited about this project and we're, we're very excited. All of you wanted to talk about it with us tonight. So, thank you. And, uh, please watch our newsletter as well for, um, when this goes live, we should be hopefully sharing that news with all of you soon. So keep your eyes open and have a wonderful evening.

Pamela Howard

Thanks everyone.

Jake Walsh

Thank you.